As filed with the Securities and Exchange Commission on July 29, 2026

Securities Act File No. 333-292406

Investment Company Act File No. 811-24074

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement Under the Securities Act of 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

Registration Statement Under the Investment Company Act of 1940	☒

Amendment No. 8	☒

MORGAN STANLEY PRIVATE MARKETS AND
ALTERNATIVES FUND - BALANCED

(Exact name of Registrant as specified in Charter)

60 East 42nd Street

26th Floor

New York, NY 10165

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 994-7400

Nick Veronis

iCapital Fund Advisors LLC

60 East 42nd Street

26th Floor

New York, NY 10165

(Name and address of agent for service)

COPY TO:

Richard Horowitz, Esq.

Alexander C. Karampatsos, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act
☒	immediately upon filing pursuant to paragraph (b) of Rule 486
☐	on (date) pursuant to paragraph (b) of Rule 486
☐	60 days after filing pursuant to paragraph (a) of Rule 486
☐	on (date) pursuant to paragraph (a) of Rule 486

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

MORGAN STANLEY PRIVATE MARKETS AND ALTERNATIVES FUND - BALANCED

Class A Shares

Class I Shares

July 29, 2026

Investment Objective. Morgan Stanley Private Markets and Alternatives Fund - Balanced (the “Fund”) is a recently formed Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund’s investment objective is to seek long-term capital appreciation. iCapital Fund Advisors LLC (the “Adviser”) serves as the Fund’s investment adviser. Consulting Group Advisory Services LLC (the “Sub-Adviser”), a business of Morgan Stanley (“MS”), serves as the Fund’s investment sub-adviser.

Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any Class A and/or Class I shares of beneficial interest of the Fund (“Shares”), you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary” beginning on page 1 and in “Types of Investments and Related Risks” beginning on page 18.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy of this prospectus (“Prospectus”). Any representation to the contrary is a criminal offense.

	Per Class A Share	Per Class I Share	Total(1)
Public Offering Price	At current net asset value	At current net asset value	$2,000,000,000
Sales Load as a percentage of purchase amount	N/A	N/A	$0
Proceeds to the Fund(2)	Current net asset value	Current net asset value	$2,000,000,000

(1)	Generally, the stated minimum initial investment by any investor in the Fund is $2,500, which may be waived or reduced by the Fund for certain investors. For example, purchases made through investment advisory programs and self-directed investment platforms may be subject to lower minimum initial and additional investment amounts. Investors should contact their financial intermediary for more information on minimum investment amounts. Class A and Class I shares are not subject to a sales load. While Class A shares do not impose a front-end sales charge, the Selling Agent may directly charge you a commission in such amount as it may determine. Please consult the Selling Agent for additional information.

(2)	The Fund is offering up to $2 billion of Shares. This row assumes that the maximum aggregate offering amount currently registered with the SEC is sold in the Fund’s continuous offering. Shares will be offered in a continuous offering at the Fund’s net asset value, as described herein. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. See “Fund Expenses.”

The Fund is offering two separate classes of Shares designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) on a daily basis at the net asset value per Share.

iCapital Markets LLC (the “Distributor”), an affiliate of the Adviser, acts as the distributor of the Shares on a best efforts basis, subject to various conditions. The Distributor has entered into a dealer agreement with a broker-dealer affiliated with the Sub-Adviser (the “Selling Agent”) that has agreed to participate in the distribution of the Shares as the exclusive selling agent for the Fund. The Selling Agent may utilize the services of certain of its broker-dealer affiliates for distribution of the Shares in certain jurisdictions. If you buy Class A Shares, the Selling Agent may directly charge you a commission in such amount as it determines. Please consult with the Selling Agent for additional information. The minimum initial investment is $2,500, which may be waived or reduced for certain investors. See “Plan of Distribution.”

Investment Portfolio. The Fund offers investors access to the major private market asset classes including but not limited to private equity, private credit and real assets. The Sub-Adviser, a business of MS, will seek to optimize the Fund’s portfolio construction with the goal of maximizing risk-adjusted return. The Sub-Adviser intends to leverage the vast resources of MS to optimize asset allocation and manager selection within the Fund. The Fund’s investments can take the form of: (i) primary and secondary investments in private funds managed by third-party managers (“Private Funds”); (ii) primary investments in registered investment companies, including mutual funds (“Mutual Funds”), unlisted closed-end funds (“Closed-End Funds”) and exchange-traded funds (“ETFs” and, collectively with Mutual Funds and Closed-End Funds, “Registered Funds”), as well as business development companies (“BDCs”); (iii) primary investments in real estate investment trusts (“REITs”); and (iv) direct investments in the equity and/or debt of operating companies, projects or properties, typically through co-investing alongside investment managers. Together, the Private Funds, Registered Funds, BDCs and REITs are broadly referred to as “Portfolio Funds,” and the investment managers of the Portfolio Funds are referred to as the “Portfolio Fund Managers.” The Fund does not presently intend to invest in affiliated Portfolio Funds. See “Portfolio Fund Manager Selection” for information regarding the Fund’s universe of investable strategies. Under normal circumstances, the Fund will invest at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in private investment interests (“Private Market Assets”) and alternative investment interests of any type (“Alternative Assets”). The Fund defines Private Market Assets to include private investments of any type, and the Fund defines Alternative Assets to include investments in private equity, private debt, real estate, infrastructure, energy, agriculture and other natural resources. The Fund defines Private Market Assets to include funds that are not registered or regulated under the 1940 Act, and the Fund defines Alternative Assets to include Private Market Assets and funds that are registered or regulated under the 1940 Act. In addition, the Fund may invest a portion of its assets in temporary investments pending distribution to shareholders of the Fund (“Shareholders”) or to pay Fund expenses. For a further discussion of the Fund’s investment strategies, see “Investment Program.” The Fund’s investments in derivatives, other investment companies and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to Private Market Assets or Alternative Assets. Money market funds, cash, other cash equivalents and U.S. Treasury securities with remaining maturities of one year or less that are held by the Fund in support of unfunded commitments to Private Market Assets and Alternative Assets that the Fund reasonably expects to be called in the future are counted towards the Fund’s 80% policy with respect to investments in Private Market Assets and Alternative Assets. The Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments. As a “balanced” fund, under normal circumstances, the Fund will, directly or indirectly, invest at least 25% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in each of (i) debt and debt-related securities; and (ii) equity and equity-related securities.

Risk Factors and Restrictions on Transfer. Investing in Shares involves a high degree of risk. See “Types of Investments and Related Risks.” Shares will not be listed on any national securities exchange. Shares are generally not transferable and liquidity will be provided by the Fund only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund’s Board of Trustees in its sole discretion. See “Repurchases and Transfers of Shares.”

Management Fee. The Fund pays the Adviser a management fee at the annual rate of 0.40%, accrued daily based on the Fund’s average daily net assets and payable monthly (the “Management Fee”), provided that the Management Fee shall in no instance be greater than a Management Fee computed based on the Fund’s month-end net asset value for the relevant month. The Adviser pays a sub-advisory fee to the Sub-Adviser out of the Management Fee. See “Management Fee.” The Management Fee is separate from the asset-based fees and incentive fees in respect of the Portfolio Funds paid to a Portfolio Fund Manager and indirectly borne by Shareholders.

Investment Minimums and Eligibility. The minimum initial investment in the Fund by any investor is $2,500 and the minimum additional investment in the Fund by any investor is $500. The minimum initial and additional investments may be waived or reduced by the Fund with respect to certain individual investors or classes or types of investors (see “Purchase of Shares”). The Selling Agent may impose eligibility requirements for investors who purchase Shares. Investors may only purchase Class I Shares through the Selling Agent, which is also a registered investment adviser (an “RIA”) and has entered into an arrangement with the Distributor to offer Class I Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by the Selling Agent. The Selling Agent may also impose eligibility requirements for investors who purchase Shares.

Investing in the Shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Other Risks” beginning on page 25 to read about the risks you should consider before buying the Shares, including the risk of leverage.

●	The Shares will not be publicly traded and you should not expect to be able to sell your Shares regardless of how the Fund performs.
●	The Shares are not currently listed on any securities exchange, and the Fund does not expect a secondary market in the Shares to develop in the foreseeable future, if ever.
●	No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. The Adviser will recommend to the Board of Trustees (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 3% of the Fund’s net asset value. No assurances can be given that the Fund will engage in a share repurchase in any given quarter. See “Repurchases and Transfers of Shares.”
●	The Shares are generally not transferable. Shares may be transferred only by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder.
●	An investment in the Shares is not suitable for investors that require short-term liquidity. See “Repurchases and Transfers of Shares.”
●	Because you will be unable to sell your Shares through a securities exchange, you will be unable to reduce your exposure in any market downturn.

●	A portion or all of any distribution paid by the Fund may consist of a return of capital.
●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after the accrual of fees and expenses.
●	The amount of distributions that the Fund may pay, if any, is uncertain.
●	An investor in Class A Shares is expected to pay an upfront commission to the Selling Agent based on the purchase price of such Class A Shares. An investor will need a higher total return on its net investment to recover the Selling Agent’s commission and/or any other expenses incurred by such investor in connection with its purchase of Class A Shares.
●	Leverage may be used up to the regulatory limit to fund investments and to manage timing issues in connection with the acquisition of the Fund’s investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of redemption proceeds from other investments). See “Leverage” on page 7 and “Types of Investments and Related Risks — Direct Investment Related Risks — Leverage Utilized by the Fund” on page 19.
●	The Fund invests in private equity investments, including Private Funds. Private Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. See “Types of Investments and Related Risks—Risks Related to Interests in the Portfolio Funds and Private Equity Investments.” In connection with the Fund’s investments in Private Funds, the Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information dated July 29, 2026, as may be amended, supplemented or restated from time to time (“SAI”), has been filed with the SEC. The SAI is available upon request and without charge by writing to the Fund at c/o iCapital Fund Advisors LLC, 60 East 42nd Street, 26th Floor, New York, New York 10165 or by calling (212) 994-7400. The SAI, and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. The Shareholder Reports will be made available on the Fund’s website, (www.morganstanleypmax.com) and on the SEC’s website (http://www.sec.gov).

The Fund is relying on exemptive relief to, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class. Under the exemptive relief, the Fund and/or the Adviser are required to comply with certain regulations that would not otherwise apply.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

___________________________

iCapital Markets LLC

TABLE OF CONTENTS

(i)

PROSPECTUS SUMMARY

THE FUND

Morgan Stanley Private Markets and Alternatives Fund - Balanced (the “Fund”) is a recently formed Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”).

Class A Shares and Class I Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

INVESTMENT PROGRAM

The Fund’s investment objective is to seek long-term capital appreciation.

The Fund offers investors access to the major private market asset classes. Consulting Group Advisory Services LLC (the “Sub-Adviser”), a business of Morgan Stanley (“MS”), will seek to optimize the Fund’s portfolio construction with the goal of maximizing risk-adjusted return. The Sub-Adviser intends to leverage the vast resources of MS to optimize asset allocation, including through the use of the Global Investment Committee (“GIC”) capital market assumptions and asset allocation thought leadership. The GIC is a group of MS’s top market, economic and portfolio management thought leaders, tasked with shaping the foundational advice the Sub-Adviser provides its clients.

The Fund invests in Portfolio Funds (as defined below) across these private market asset classes:

●      Private Equity: Investments typically made in private companies through bespoke, privately negotiated transactions, including buyout, venture capital and growth equity investments.

●      Private Credit: Loans and similar investments typically made in private companies that are negotiated directly with the borrower, including first and second lien senior secured loans, unitranche debt, unsecured debt, and structurally subordinated debt.

●      Real Assets: A broad category of investments in real estate, infrastructure, energy, agriculture and other natural resources united by a component of current yield and an expected insulation of the underlying assets against the effects of inflation.

In addition, the Fund may invest a portion of its assets in temporary investments pending distribution to shareholders of the Fund (“Shareholders”) or to pay Fund expenses. The Fund’s overall asset allocation across private equity, real assets and private credit is guided by the GIC’s capital market assumptions.

The Fund’s investments can take the form of: (i) primary and secondary investments in private funds managed by third-party managers (“Private Funds”); (ii) primary investments in registered investment companies, including mutual funds (“Mutual Funds”), unlisted closed-end funds (“Closed-End Funds”) and exchange-traded funds (“ETFs” and, collectively with Mutual Funds and Closed-End Funds, “Registered Funds”), as well as business development companies (“BDCs”); (iii) primary investments in real estate investment trusts (“REITs”); and (iv) direct investments in the equity and/or debt of operating companies, projects or properties, typically through co-investing alongside investment managers (“Co-Investments” or “direct investments”). Together, the Private Funds, Registered Funds, BDCs and REITs are broadly referred to as “Portfolio Funds,” and the investment managers of the Portfolio Funds are referred to as the “Portfolio Fund Managers.” The Fund does not presently intend to invest in affiliated Portfolio Funds. See “Portfolio Fund Manager Selection” for information regarding the Fund’s universe of investable strategies. Interests in the Portfolio Funds may be domiciled in U.S. or non-U.S. jurisdictions and may be held within broader private investment vehicles. The Fund may invest in foreign Portfolio Funds and Portfolio Funds with exposure to developed and emerging market issuers, but the Fund does not intend to invest directly in underlying private companies or loans within developed or emerging markets. Under normal circumstances, the Fund will invest at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in private investment interests (“Private Market Assets”) and alternative investment interests of any type (“Alternative Assets”). The Fund defines Private Market Assets to include private investments of any type, and the Fund defines Alternative Assets to include investments in private equity, private debt, real estate, infrastructure, energy, agriculture and other natural resources. The Fund defines Private Market Assets to include funds that are not registered or regulated under the 1940 Act, and the Fund defines Alternative Assets to include Private Market Assets and funds that are registered or regulated under the 1940 Act. The Fund’s investments in derivatives, other investment companies and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to Private Market Assets or Alternative Assets. Money market funds, cash, other cash equivalents and U.S. Treasury securities with remaining maturities of one year or less that are held by the Fund in support of unfunded commitments to Private Market Assets and Alternative Assets that the Fund reasonably expects to be called in the future are counted towards the Fund’s 80% policy with respect to investments in Private Market Assets and Alternative Assets. The Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments. As a “balanced” fund, under normal circumstances, the Fund will, directly or indirectly, invest at least 25% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in each of (i) debt and debt-related securities; and (ii) equity and equity-related securities. The Fund’s 80% policy with respect to investments in Private Market Assets and Alternative Assets is not fundamental and may be changed by the Board without shareholder approval.

Portfolio Fund Manager Selection

Portfolio Funds can take many forms, investing across different asset classes and investment types. Likewise, the Portfolio Fund Managers can be either generalists or specialists. As such, the Sub-Adviser believes that understanding the key differences between products and how they can be additive to a broader portfolio is critical to manager selection. Below are some of the main attributes and areas of focus considered by the Sub-Adviser when selecting or comparing evergreen funds. An evergreen fund is a perpetually offered investment vehicle that has no fixed end date.

●      Historical track record of executing on strategies in the vehicle. For new strategies, to the extent that the Portfolio Fund’s investable universe is similar to that of a similar strategy, the performance of the strategy should be evaluated to show a demonstrated and repeatable investment process with a track record of strong returns for investors.

●      Experienced team. An experienced team with a history of working together is preferable to instill confidence in the success of executing on a newer product. A dedicated team that manages the strategy daily and that can tap into a broader organization’s resources is beneficial for proper diligence, speed of execution and sourcing.

●      Strong sourcing capabilities. A Portfolio Fund Manager must be able to match significant and often sporadic capital inflows with deal flow. Therefore, the ability to continually and efficiently source quality deal flow is crucial to the success of the Portfolio Funds. A team with a history of doing so with drawdown vehicles over various market environments should have an advantage in identifying future deals.

●      Thoughtful approach to portfolio construction. The products seek to differentiate themselves via portfolio construction, resources and returns. Many Portfolio Funds are still developing; therefore, evaluating a Portfolio Fund’s current exposure and its approach to either maintaining that exposure amid more capital inflows or ramping up the portfolio toward a particular target allocation mix is critical.

●      Use of liquidity sleeve. Private Portfolio Funds can offer investors limited liquidity by repurchasing shares from investors – typically on a quarterly basis. To offer this capability, private Portfolio Funds must maintain more liquid assets in the portfolio. This allocation, or “liquidity sleeve,” usually contains cash, cash equivalents or other fixed income investments to meet potential redemption needs while seeking to generate an incremental return. It is important to understand how a Portfolio Fund Manager expects to manage liquidity, and investors should be aware that no assurances to meet redemption requests pertaining to any particular period can be given.

Approaches to Portfolio Construction

When seeking to build an allocation to private Portfolio Funds, the Sub-Adviser allocates to multiple Portfolio Funds that have complementary strategy types to achieve manager and strategy diversification. Investors should be mindful that strategy types have distinct risk/return profiles and may fall in and out of favor in certain market cycles. As such, during a time when a given strategy type may be out of favor, a complementary strategy may help augment performance. Additionally, allocating to multiple Portfolio Funds may mitigate the potential liquidity risk of a single Portfolio Fund.

The Sub-Adviser is responsible for allocating and re-allocating the Fund’s capital, thereby creating and maintaining the Fund’s portfolio. All capital allocation decisions for the Fund, including the hiring, firing, subscriptions to and redemptions from all Portfolio Funds, are the responsibility of the Sub-Adviser.

The Sub-Adviser selects Portfolio Fund Managers after a review of the universe of investable strategies, spanning alternative investments. The Sub-Adviser employs a disciplined approach in selecting Portfolio Fund Managers. The criteria utilized may include but is not limited to the manager’s track record as it relates to the various strategies in which it seeks to invest, the experience of the senior investment professionals managing the Portfolio Fund, the robustness and repeatability of the investment process, a business and operational review, as well as the Portfolio Fund’s positioning within the Fund’s portfolio.

Currently, the Fund’s universe of investable strategies is limited to an array of investment funds that Morgan Stanley Wealth Management makes available to certain of its clients on its investment platform (the “MS Platform”). The Sub-Adviser may at any time determine not to allocate the Fund’s assets to Portfolio Funds on the MS Platform and, instead, may determine to allocate its assets to funds that are not on the MS Platform.

Under normal circumstances, the Sub-Adviser intends to limit the universe of investable strategies to only those Portfolio Funds whose Portfolio Fund Managers agree to provide Revenue Sharing Payments (as defined under “Selection of Portfolio Fund Managers” below) to iCapital Markets LLC (the “Distributor”) and/or its affiliates. See “Risk Factors,” “Expense Reimbursement Agreement” and “Conflicts of Interest – Portfolio Manager Selection” for more information.

RISK FACTORS

An investment in the Fund involves a high degree of risk and may involve loss of capital, up to the entire amount of a Shareholder’s investment. Other risks include:

Direct Investment Related Risks

●      The securities in which the Fund may invest may be among the most junior in an operating company’s capital structure and, thus, subject to the greatest risk of loss. Generally, there will be no collateral to protect such investments.

●      Subject to the limitations and restrictions of the 1940 Act, the Fund may use leverage by borrowing money for investment purposes, to satisfy repurchase requests and for other temporary purposes, which may increase the Fund’s volatility. Leverage is a speculative technique that exposes the Fund to greater risk and higher costs than if it were not utilized. The Fund will have to pay interest on its borrowings, which may reduce the Fund’s current income.

●      The Fund may invest a portion of its assets in securities and credit instruments associated with real assets, including infrastructure, aviation and real estate, which have historically experienced substantial price volatility;

●      The Fund is a recently organized, non-diversified, closed-end investment company with limited operating history.

Risks Related to Interests in the Portfolio Funds

●      The Fund’s performance depends upon the performance of the Portfolio Fund Managers and selected styles, the adherence by Portfolio Fund Managers to such selected styles, the instruments used by such Portfolio Fund Managers and the Sub-Adviser’s ability to effectively allocate Fund assets among the Portfolio Fund Managers.

●      Currently, the Fund’s universe of investable strategies is limited to those Portfolio Funds on the MS Platform, and under normal circumstances, the Fund will only invest in Portfolio Funds whose Portfolio Fund Managers have agreed to use their own resources to make payments to the Distributor and/or an affiliate in respect of the Fund’s investment in the Portfolio Fund. This limits the availability of the investable strategies of the Fund, which could cause the Fund to have lower returns than if it had a larger universe of investable strategies.

●      The Fund’s investment portfolio will consist of interests in the Portfolio Funds which hold securities issued mainly by privately held companies, and operating results for a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

●      A Portfolio Fund’s underlying investments, depending on its style, may be in operating companies whose capital structures are highly leveraged. Such investments involve a high degree of risk in that adverse fluctuations in the cash flow of such operating companies, or increased interest rates, may impair the ability to meet their obligations, which may accelerate and magnify declines in the value of any such investments in a down market.

●      Shareholders will effectively bear two layers of expenses: expenses of the Fund and indirect expenses of the Fund’s interests in the Portfolio Funds. Using leverage at the Portfolio Fund level will generally increase indirect expenses of the Fund.

●      Shareholders will have no right to receive information about the interests in private Portfolio Funds and will have no recourse against interests in such Portfolio Funds.

●      Portfolio Fund Managers of Portfolio Funds for which no secondary market exists (the “Non-Traded Portfolio Fund Managers” of the “Non-Traded Portfolio Funds”) generally provide valuations on a quarterly basis, whereas the Fund provides valuations, and issues Shares, on a daily basis. The Fund’s interests in the Non-Traded Portfolio Funds, and many of the underlying investments held by the Non-Traded Portfolio Funds, will be priced by the Non-Traded Portfolio Fund Manager in the absence of a readily available market and will be priced based on determinations of fair value, which may prove to be inaccurate. The Fund and the Adviser generally use independent pricing services to assist in calculating the value of the Fund’s securities, including illiquid investments. The factors and methodologies used for the valuation of such securities are not necessarily an indication of the risks associated with investing in those securities nor can it be assured that the Fund can realize the fair value assigned to a security if it were to sell the security. A Portfolio Fund’s valuation information could also be inaccurate due to fraudulent activity, misvaluation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever. Further, to the extent that the Fund does not receive timely valuation information from the Portfolio Fund Managers, the Fund’s ability to accurately calculate its net asset value will likely be impaired to an additional extent.

●      The Fund also relies primarily on information provided by Portfolio Fund Managers of Private Funds in valuing the Fund’s investments in such funds. There is a risk that inaccurate valuations provided by Portfolio Fund Managers of Private Funds could adversely affect the value of the Fund’s Shares. In addition, there can be no assurance that a Portfolio Fund Manager of a Private Fund will provide advance notice of any material change in such Private Fund’s investment program or policies, therefore the Fund may be subject to additional risks, which may not be promptly identified by the Adviser or Sub-Adviser.

●      The liquidity of ETFs depends on the adequacy of the secondary market. ETF shares can trade at either a discount or premium to the ETF’s net asset value per share. If an ETF held by the Fund or a Portfolio Fund trades at a discount to net asset value, the Fund or Portfolio Fund could lose money even if the securities in which the ETF invests go up in value. There can be no assurances that an ETF’s investment objectives will be achieved, and ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index.

●      Investments in BDCs may be subject to a high degree of risk. BDCs typically invest in small and medium-sized private and certain public companies that may not have access to public equity or debt markets for capital raising. As a result, a BDC’s portfolio typically will include a substantial amount of securities purchased in private placements, and its portfolio may carry risks similar to those of a private equity or venture capital fund.

●      REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for favorable tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), and to maintain an exemption under the 1940 Act. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

●      It is expected that when a Portfolio Fund makes a senior secured term loan investment in an issuer, it will generally take a security interest in substantially all of the available assets of the issuer, including the equity interests of its domestic subsidiaries. However, there is a risk that the collateral securing the loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the issuer to raise additional capital, and, in some circumstances, the Portfolio Fund’s lien could be subordinated to claims of other creditors.

●      Portfolio Funds may invest in second and third lien loans, which are subject to the same investment risks generally applicable to senior loans described above. A Portfolio Fund’s second lien senior secured loans will be subordinated to first lien loans. As such, to the extent a Portfolio Fund holds second lien senior secured loans and junior debt investments, holders of first lien loans may be repaid before the Portfolio Fund in the event of a bankruptcy or other insolvency proceeding. Therefore, second and third lien loans are subject to additional risk that the cash flow of the related obligor and the property securing the second or third lien loan may be insufficient to repay the scheduled payments to the lender after giving effect to any senior secured obligations of the related obligor. This may result in an above average amount of risk and loss of principal.

●      Unsecured loans are subject to the same investment risks generally applicable to loans described above but are subject to additional risk that the assets and cash flow of the related obligor may be insufficient to repay the scheduled payments to the lender after giving effect to any secured obligations of the obligor. Unsecured loans will be subject to certain additional risks to the extent that such loans may not be protected and such loans are not secured by collateral, financial covenants or limitations upon additional indebtedness.

●      Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. A Portfolio Fund may participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

●      The Fund may allocate substantially all of its assets to interests in the Portfolio Funds that follow a particular type of style, which may expose the Fund to the risks of that style.

●      The Fund may not (and in certain circumstances, will not) be able to vote on matters that require the approval of a Portfolio Fund’s investors, including matters that could adversely affect the Fund.

●      The Fund may receive an in-kind distribution of securities from a Portfolio Fund that are illiquid or difficult to value and difficult to dispose of.

●      The Fund will allocate to interests in the Portfolio Funds, which may result in indirect expenses, such as asset-based fees and incentive fees, that may be higher than those of other types of securities.

●      Interests in Portfolio Funds located outside of the U.S. may be subject to withholding taxes in such jurisdictions, which may reduce the returns of the Fund.

●      Many Portfolio Funds, in which the Fund may invest, will not be registered as investment companies under the 1940 Act, and therefore the Fund, and indirectly, the Fund’s Shareholders may not avail themselves of 1940 Act protections with respect to such interests in such Portfolio Funds.

●      Concentration in a single industry by Portfolio Funds may involve risks greater than those generally associated with diversified Portfolio Funds, including significant fluctuations in returns.

●      The Fund may invest in Portfolio Funds that invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be allocated to interests in the Portfolio Funds denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. The Fund generally considers emerging market countries to be countries included in the MSCI Emerging Markets Index and MSCI Emerging Markets Investable Market Index (IMI).

●      To the extent permitted by applicable law, certain portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations.

●      A Portfolio Fund Manager may focus on a particular industry or sector (e.g., technology, healthcare, consumer products, industrials, financial services, utilities), which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of industries.

●      A Portfolio Fund Manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of countries or geographic regions.

●      A Portfolio Fund Manager may focus on a limited number of securities or operating companies, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if the focus was on a larger number of securities or operating companies.

●      The interests in the Portfolio Funds may be subject to inflation risk, which is the risk that the real value of assets or income from investments will be less in the future as inflation decreases the purchasing power and value of money.

Other Risks

●      Although iCapital Fund Advisors LLC, the Fund’s investment adviser (the “Adviser”) will recommend to the Board of Trustees (each member a “Trustee” and, collectively, the “Board of Trustees”) (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 3% of the Fund’s net asset value, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity.

●      If, in connection with the Fund’s share repurchase program, a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

●      The Fund’s distributions are not guaranteed and may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

●      The Fund has qualified and elected, and intends to qualify in the future, to be treated as a regulated investment company (“RIC”) under the Code in each tax year but may be subject to substantial tax liabilities if it fails to so qualify in any tax year.

●      There is no market exchange available for Shares of the Fund thereby making them illiquid and difficult to dispose of.

●      The Fund and its interests in the Portfolio Funds are subject to risks associated with legal and regulatory changes applicable to the private equity, private credit and real assets industries.

●      The Fund is registered as an investment company under the 1940 Act, which limits its investment flexibility compared to a fund that is not so registered.

●      The Fund is non-diversified, which means it is permitted to invest a greater portion of its assets in a smaller number of issuers than a “diversified” fund. For this reason, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer than a fund that invests more widely. The Fund may also be subject to greater market fluctuation and price volatility than a more broadly diversified fund.

●      Shares are not traded on any national securities exchange or other market. No market currently exists for the Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. The Adviser intends to recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of the end of each quarter. Although the Fund expects to offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, the Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

●      The Fund is designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Types of Investments and Related Risks.”

LEVERAGE

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to manage timing issues associated with new and existing investments (e.g., to provide the Fund with temporary liquidity to allocate to new interests in the Portfolio Funds or to satisfy capital calls from existing interests in the Portfolio Funds in advance of the Fund’s receipt of proceeds from existing interests in the Portfolio Funds).

The 1940 Act’s “Asset Coverage Requirement” requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness at that time may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends generally may not be declared if this Asset Coverage Requirement is breached under certain circumstances.

The Portfolio Funds may also utilize leverage in their investment activities. Borrowings by the Portfolio Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by the Portfolio Funds or the Fund may increase the volatility of the interests in the Portfolio Funds or the Fund. See “Types of Investments and Related Risks — Direct Investment Related Risks — Leverage Utilized by the Fund.”

DISTRIBUTIONS

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned by the Fund each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Each Shareholder whose Shares are registered in its own name will automatically be a participant under the dividend reinvestment plan established by the Fund (the “DRIP”), and have all income dividends and/or capital gains distributions automatically reinvested (net of any applicable withholding tax) in Shares unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash.

THE OFFERING

The Fund is offering its Shares on a daily basis. Class A Shares and Class I Shares are each offered at the net asset value per Share as of the date on which the purchase order is accepted. If you buy Class A Shares, the Selling Agent may directly charge you a commission in such amount as it may determine. Please consult the Selling Agent for additional information.

Shares may be purchased on a daily basis at the Fund’s net asset value. The Fund reserves the right, in its sole discretion, to accept or reject any request to purchase Shares at any time. In general, any investment will be accepted if an order is received in satisfactory order in advance of the applicable cut-off times relating to that business day, which cut-off times can be established by the financial intermediary. While the Fund intends to have daily closings, the Board of Trustees reserves the right in its sole discretion to suspend closings from time to time when it believes it is in the best interests of the Fund.

The Fund and the Distributor and/or its affiliates reserve the right to reject a purchase order for any reason. Shareholders do not have the right to redeem their Shares.

BOARD OF TRUSTEES	The Fund has a Board of Trustees that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. See “Management of the Fund.”
THE ADVISER AND SUB-ADVISER

iCapital Fund Advisors LLC serves as the Fund’s investment adviser.

The Adviser, a registered investment adviser, is owned by Institutional Capital Network, Inc. (“iCapital”). iCapital is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s Shares. The Adviser is a Delaware limited liability company formed in 2024 that provides management services to four registered investment companies, including the Fund and three funds that invest in private fund investment interests. The Adviser and its affiliates have managed registered investment companies that are invested in private funds, including private funds with foreign asset exposure, since 2021. As of January 31, 2026, iCapital had total platform assets of $331.5 billion, including $62.8 billion in international platform assets.

The Fund and the Adviser have entered into an investment management agreement (the “Investment Advisory Agreement”) that has an initial term expiring two years after its effective date. Thereafter, the Investment Advisory Agreement will continue in effect from year to year if its continuation is approved annually by the Board of Trustees. The Board of Trustees, or the Shareholders, may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser.

Consulting Group Advisory Services LLC, a business of MS, serves as the Fund’s investment sub-adviser.

The Sub-Adviser, a registered investment adviser, is owned by MS in its entirety and is responsible for the day-to-day management of the Fund’s assets. The Sub-Adviser has extensive experience in providing investment adviser selection services. MS’s analysts, in the aggregate, have many years of experience performing asset manager searches for institutional and individual clients. These analysts rely on the Sub-Adviser’s comprehensive database of a universe of registered investment advisory firms. The Sub-Adviser is a limited liability company formed in Delaware that provides advisory services to the Fund. As of June 30, 2026, the Sub-Adviser had assets under management of $11.2 billion.

The Adviser and the Sub-Adviser have entered into an investment sub-advisory agreement (the “Investment Sub-Advisory Agreement”) that has an initial term expiring two years after its effective date. Thereafter, the Investment Sub-Advisory Agreement will continue in effect from year to year if its continuation is approved annually by the Board of Trustees. The Board of Trustees, or the Shareholders, may terminate the Investment Sub-Advisory Agreement on 60 days’ prior written notice to the Sub-Adviser.

MANAGEMENT FEE	In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser an annual fee of 0.40%, accrued daily based on the Fund’s average daily net assets and payable monthly (the “Management Fee”), provided that the Management Fee shall in no instance be greater than a Management Fee computed based on the Fund’s month-end net asset value for the relevant month. The Adviser pays a sub-advisory fee to the Sub-Adviser out of the Management Fee. See “Management Fee.”
FEES AND EXPENSES	The Fund will bear all expenses incurred in the business of the Fund, including any charges, allocations and fees to which the Fund is subject indirectly as an investor in the interests in the Portfolio Funds. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. The Fund, by investing in the interests in the Portfolio Funds, will indirectly bear its pro rata share of the expenses incurred in the business of the interests in the Portfolio Funds. See “Summary of Fees and Expenses” and “Fund Expenses.”

DISTRIBUTION OF SHARES

Under the terms of a distribution agreement (the “Distribution Agreement”) with the Distributor, the Distributor is authorized to retain brokers, dealers and certain financial advisors for distribution services and to provide ongoing investor services and account maintenance services to Shareholders. The Distributor has entered into a dealer agreement with the Selling Agent to participate in the distribution of the Shares as the exclusive selling agent for the Fund. The Selling Agent may utilize the services of certain of its broker-dealer affiliates for distribution of the Shares in certain jurisdictions.

The Fund will pay a monthly fee out of the net assets of Class A Shares at the annual rate of 0.75% of the aggregate net asset value of Class A Shares, determined and accrued based on the average daily net assets of the Fund’s Class A Shares (before any repurchases of Shares), provided that the fee shall in no instance be greater than a fee computed based on the Fund’s month-end net asset value for the relevant month (the “Distribution and Servicing Fee”). The Fund will not pay any fee to the Distributor with respect to the distribution of Class I Shares.

The Distributor will pay the Selling Agent substantially all of the Distribution and Servicing Fee which it will use to compensate its brokerage representatives for Class A Shares sales and support. If you buy Class A Shares, the Selling Agent may directly charge you a commission in such amount as it may determine. Please consult the Selling Agent for additional information.

The Distribution and Servicing Fee is charged on an aggregate Class-wide basis, and Class A Shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Class A Shares. Each compensated broker, dealer or other financial advisor is paid by the Distributor based on the aggregate net asset value of outstanding Class A Shares held by Shareholders that receive services from such broker, dealer or other financial advisor.

The Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain brokers and dealers that have agreed to participate in the distribution of the Fund’s Shares and other intermediaries, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services. A Portfolio Fund Manager may use its own resources to help with the distribution of its Portfolio Fund, including by making payments to the Distributor or an affiliate in respect of the Fund’s investment in the Portfolio Fund.

EXPENSE REIMBURSEMENT AGREEMENT

The Adviser has contractually entered into an “Expense Reimbursement Agreement” with the Fund for a one-year term from the date of the Expense Reimbursement Agreement (the “Reimbursement Period”), under which the Adviser agrees that it and/or an affiliate will, with respect to the relevant month, pay, absorb or reimburse the Fund’s Management Fee, the other operating expenses of the Fund as reflected in the “Other Expenses” row of the Fund’s fee table (“Other Expenses”) and the interest expenses of the Fund as reflected in the "Interest Payments on Borrowed Funds" row of the Fund's fee table ("Interest Expenses") to the extent that the Management Fee, Other Expenses and Interest Expenses in the aggregate equal or are less than 1.25% per annum of the Fund’s average daily net assets (the “Expense Reimbursement”). The Adviser may recalculate and extend the Reimbursement Period for the Fund on an annual basis. The Adviser may not recoup expenses reimbursed pursuant to the Expense Reimbursement Agreement.

If the Expense Reimbursement amount is less than the aggregate Revenue Sharing Payments received by the Distributor and/or its affiliates (as described in “Conflicts of Interest” – “Selection of Portfolio Fund Managers”) during the Reimbursement Period, the Adviser and/or an affiliate anticipates providing for such period a voluntary expense reimbursement to the Fund to further reduce the Fund’s total Management Fee, Other Expenses and Interest Expenses. In addition, the Adviser will extend its voluntary expense reimbursement to the Fund to a subsequent period to further reduce the Fund’s total Management Fee, Other Expenses and Interest Expenses if the aggregate Revenue Sharing Payments received by the Distributor and/or its affiliates during the Reimbursement Period is greater than the Fund’s Management Fee, Other Expenses and Interest Expenses incurred during the Reimbursement Period.

The Adviser has contractually entered into an additional expense reimbursement agreement with the Fund as of October 1, 2025 with respect to certain organizational and offering costs of the Fund (the "Organizational and Offering Expense Reimbursement Agreement"). In consideration of the Adviser’s payment of certain of the Fund’s organizational costs and offering costs associated with the Fund, including, but not limited to, legal expenses and printing costs, the Fund has agreed to repay the Adviser in the amount of any such costs and expenses incurred within 3 years of the Adviser incurring such expenses, subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that: (i) the Fund’s net assets exceed $250,000,000; and (ii) that upon payment, the Adviser Recoupment does not cause (a) the Fund’s net assets to fall below $250,000,000 and/or (b) the Fund’s total annual fund expenses after any expense reimbursement to exceed 1.25% of the Fund’s average daily net assets for the prior month on an annualized basis.

CONFLICTS OF INTEREST	The Adviser, the Sub-Adviser, the Portfolio Fund Managers and their affiliates may conduct investment activities for their own accounts and other accounts they manage that give rise to conflicts of interest that may be disadvantageous to the Fund. See “Conflicts of Interest.”
PURCHASE OF SHARES

The minimum initial investment in the Fund by an investor is $2,500. Additional investments in the Fund must be made in a minimum amount of $500. The minimum initial and additional investments may be waived or reduced by the Fund with respect to certain investors or classes of investors, employees, officers or Trustees of the Fund, the Adviser, the Sub-Adviser or its affiliates. For example, purchases made through investment advisory programs and self-directed investment platforms may be subject to lower minimum initial and additional investment amounts. Investors should contact their financial intermediary for more information on minimum investment amounts.

Shares may be purchased on a daily basis at the Fund’s net asset value. The Fund reserves the right, in its sole discretion, to accept or reject any request to purchase Shares at any time. In general, any investment will be accepted if an order is received in satisfactory order in advance of the applicable cut-off times relating to that business day, which cut-off times can be established by the financial intermediary. An investor who misses this deadline will have the effectiveness of its investment in the Fund delayed.

Despite having to meet the earlier funding deadline described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Other Risks — Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

ELIGIBILITY

The Selling Agent may impose eligibility requirements on investors who purchase Shares.

Each prospective Shareholder should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including but not limited to, this Prospectus and the Agreement and Declaration of Trust of the Fund, as amended or restated from time to time (the “Declaration of Trust”) before deciding to invest in the Fund.

INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Shareholders have no right to require the Fund to redeem their Shares in the Fund. See “Other Risks — Closed-End Fund; Liquidity Risks.”

In addition, Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider each repurchase offer conducted by the Fund and submit repurchase requests accordingly. See “Repurchases and Transfers of Shares — Repurchases of Shares.”

VALUATION	The interests in certain Non-Traded Portfolio Funds will invest a large percentage of their assets in certain securities and other financial instruments that do not have readily ascertainable market prices and will be valued by the respective Non-Traded Portfolio Fund Manager. The Board of Trustees has approved the Adviser’s valuation procedures pursuant to which the Adviser will fair value interests in the Non-Traded Portfolio Funds. These valuation procedures further provide that the valuations determined by a Non-Traded Portfolio Fund Manager will be reviewed by the Adviser. The Adviser may use third-party valuation service providers to assist its review of such valuations. However, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of such valuations (which are unaudited, except at year-end). Accordingly, the Fund will generally rely on such valuations, which are provided on a quarterly basis, even in instances where a Non-Traded Portfolio Fund Manager may have a conflict of interest in valuing the securities. Furthermore, the interests in certain Non-Traded Portfolio Funds will typically provide the Adviser with only estimated capital account values or other valuation information on a quarterly basis, and such data will be subject to revision through the end of each Non-Traded Portfolio Fund’s annual audit. While such information is provided on a quarterly basis, the Fund will provide valuations, and will issue Shares, on a daily basis.

UNLISTED CLOSED-END STRUCTURE; LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund is a closed-end fund. In addition, the Fund’s Shares are generally not transferable and liquidity will be provided by the Fund only through limited repurchase offers or transfer of shares described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Other Risks — Closed-End Fund; Liquidity Risks.”

REPURCHASES OF SHARES BY THE FUND

No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. The Adviser will recommend to the Board of Trustees (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 3% of the Fund’s net asset value. No assurances can be given that the Fund will engage in a share repurchase in any given quarter.

Any repurchase of Shares from a Shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a Shareholder, the amount of such fee will be retained by the Fund.

There is no minimum number of Shares which must be repurchased in any repurchase offer. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Declaration of Trust.

SUMMARY OF TAXATION

The Fund has qualified and elected, and intends to qualify in the future, to be treated as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will generally not be subject to U.S. federal income tax on its taxable income and gains that it distributes as dividends for U.S. federal income tax purposes to Shareholders. The Fund intends to distribute its income and gains in a way that it should not be subject to an entity-level income tax on certain undistributed amounts. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders, whether or not they are reinvested in Shares, and even if the Fund loses value. U.S. federally tax-exempt investors generally will not recognize unrelated business taxable income with respect to an investment in Shares as long as they do not borrow to make such investment.

Certain of the Portfolio Funds in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. Accordingly, for the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will, in appropriate circumstances, be required to “look through” to the character of the income, assets and investments held by the Fund and such Portfolio Funds. However, the Portfolio Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets or to otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of interests in the Portfolio Funds in which the Fund can invest. Furthermore, although the Fund expects to receive information from each Portfolio Fund Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information and certain Portfolio Fund Managers may not provide this information on a timely basis. Each of the Portfolio Fund Managers has agreed to use reasonable efforts to provide such information to the Fund.

If the Fund fails to qualify as a RIC or fails to distribute dividends for U.S. federal income tax purposes generally of an amount at least equal to 90% of the sum of its net ordinary income and net short-term capital gains to Shareholders in any taxable year, the Fund would be subject to tax as an ordinary corporation on its taxable income (even if such income and gains were distributed to its Shareholders) and all distributions out of earnings and profits to Shareholders generally would be characterized as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, incur substantial entity-level taxes and make certain distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

A Shareholder that is not subject to U.S. federal income tax on its income as a result of an exemption accorded under Section 501 of the Code generally will not be subject to tax on amounts distributed to it by the Fund, provided that such Shareholder’s acquisition of its Shares is not debt-financed within the meaning of Section 514 of the Code. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See “U.S. Federal Income Tax Aspects.”

ERISA PLANS AND SIMILAR TAX- EXEMPT ENTITIES	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, including employee benefit plans, individual retirement accounts (each, an “IRA”), and 401(k) and Keogh Plans may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of such plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan (as defined below) that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund. See “ERISA Considerations.”
Investors purchasing Shares through an ERISA Plan may obtain additional information regarding the plan from their plan sponsor.
REPORTS TO SHAREHOLDERS	The Fund furnishes to Shareholders as soon as practicable after the end of each calendar year information on Form 1099-DIV or Form 1099-B, as appropriate, and as required by law, to assist the Shareholders in preparing their tax returns. The Fund prepares, and transmits to Shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on at least a quarterly basis regarding the Fund’s operations during each quarter.
TERM	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Fund’s organizational documents.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

To invest in Class A Shares of the Fund, a prospective investor must open a brokerage account with the Selling Agent. Any costs associated with opening such an account are not reflected in the following table or the examples below. Prospective investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account.

	Class A	Class I
STOCKHOLDER TRANSACTION EXPENSES
Maximum sales load (as a percentage of the offering price)(1)	None	None
Maximum repurchase fee(2)	2.00%	2.00%

ANNUAL EXPENSES (percentage of net assets attributable to common shares)
Management Fee	0.40%	0.40%
Acquired Fund Fees and Expenses(3)	2.11%	2.11%
Interest Payments on Borrowed Funds(4)	0.07%	0.07%
Other Expenses(5)	0.30%	0.31%
Distribution and Servicing Fee	0.75%	0.00%
Total Annual Fund Expenses	3.63%	2.89%
Expense Reimbursement(6)	(0.70)%	(0.71)%
Total Annual Fund Expenses After Expense Reimbursement(6)	2.93%	2.18%

(1)	While Class A Shares do not impose a front-end sales charge, the Selling Agent may directly charge you a commission in such amount as it may determine. Please consult the Selling Agent for additional information.

(2)	A 2% early repurchase fee payable to the Fund will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An Early Repurchase Fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The Fund may waive the Early Repurchase Fee that would otherwise apply for a repurchase of Shares (i) if such Shares are held in a discretionary account for which repurchase decisions are made pursuant to delegated authority and not by the Shareholder that is the beneficial owner of such Shares or (ii) held by a Shareholder that is employed by the Fund’s independent auditor and that becomes compelled to tender such Shares to comply with the professional independence requirements for such auditor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases and Transfers of Shares.”

(3)	Refers to the estimated fees and expenses to be incurred by the Fund on behalf of its investments in the Portfolio Funds, but excludes any carried interest or similar profit-based allocations that are paid solely on the realization and/or distribution of gains (or on the sum of such gains and unrealized appreciation of assets distributed in kind), as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. Acquired Fund Fees and Expenses can be broken down into three categories: management fees, incentive fees and operating expenses. The Portfolio Funds in which the Fund invests generally charge annual management fees ranging from 1.00% to 1.75% and incentive fees ranging from 0% to 20% of profits per annum. Operating expenses charged by the Portfolio Funds include, but are not limited to: administrative fees, professional fees (i.e., audit and legal fees), dividend expense, stock borrowing costs and other pass-through expenses associated with the trading strategies of the Portfolio Funds. Future Portfolio Funds may have fees and expenses which could be substantially different and could vary over time.

(4)	These expenses represent estimated interest payments and commitment fees the Fund expects to incur in connection with its expected credit facility in the current fiscal year. See “Investment Program — Leverage.”

(5)	Other Expenses are estimated for the Fund’s current fiscal year.

(6)	The Adviser has contractually entered into an “Expense Reimbursement Agreement” with the Fund, for an initial Reimbursement Period, under which the Adviser agrees that it and/or an affiliate will, with respect to the relevant month, pay, absorb or reimburse the Fund’s Management Fee, Other Expenses and Interest Expenses to the extent that the Management Fee, Other Expenses and Interest Expenses in the aggregate equal or are less than 1.25% per annum of the Fund’s average daily net assets. The Adviser may recalculate and extend the Reimbursement Period for the Fund on an annual basis. This contractual arrangement will remain in effect until July 31, 2027 unless the Fund’s Board of Trustees approves its earlier termination. The Adviser may not recoup expenses reimbursed pursuant to the Expense Reimbursement Agreement. If the Expense Reimbursement amount is less than the aggregate Revenue Sharing Payments received by the Distributor and/or its affiliates during the Reimbursement Period, the Adviser and/or an affiliate anticipates providing for such period a voluntary expense reimbursement to the Fund to further reduce the Fund’s total Management Fee, Other Expenses and Interest Expenses. In addition, the Adviser will extend its voluntary expense reimbursement to the Fund to a subsequent period to further reduce the Fund’s total Management Fee, Other Expenses and Interest Expenses if the aggregate Revenue Sharing Payments received by the Distributor and/or its affiliates during the Reimbursement Period is greater than the Fund’s Management Fee, Other Expenses and Interest Expenses incurred during the Reimbursement Period.

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class A

1 year	3 years	5 years	10 years
$29	$103	$179	$378

Class I

1 year	3 years	5 years	10 years
$21	$81	$143	$310

The examples should not be considered a representation of future expenses and actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example. In addition to the fees and expenses described above, you may also be required to pay a commission on purchases of Shares of the Fund, which is not reflected in the example.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Financial Highlights,” “Fund Expenses,” “Management Fee” and “Purchases of Shares.”

FINANCIAL HIGHLIGHTS

The financial highlights table below is intended to help you understand the Fund’s financial performance for the period shown. The information reflects financial results for an investor that has been in the Fund since inception. The information for fiscal period ended 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the financial statements, are incorporated by reference into the Fund’s SAI. The SAI is available upon request. The following represents per Share data, ratios to average net assets and other financial highlights information for Shareholders.

	Class I		Class A
	For the period ended March 31, 2026 (1)		For the period ended March 31, 2026 (1)
Net asset value, beginning of period	$10.00		$10.00
Gain from investment operations:
Net investment income (2)	0.23		0.14
Net realized and unrealized gain on investments	0.52		0.56
Net increase in net assets resulting from operations	0.75		0.70
Less distributions to Shareholders from:
Net investment income	(0.08)		(0.06)
Total distributions	(0.08)		(0.06)
Net asset value, end of period	$10.67		$10.64
Total return (3)	7.50	%(6)	7.05	%(6)
Net assets, end of period (000s)	$241,335		$754,737
Ratios/supplemental data:
Ratio of gross expenses to average net assets (4,5)	0.71	%(7)	1.45	%(7)
Ratio of net expenses to average net assets (5)	0.00	%(7)	0.75	%(7)
Ratio of net investment income/(loss) to average net assets (5)	3.00	%(7)	2.04	%(7)
Portfolio turnover rate	0	%(6)	0	%(6)

(1)	The Fund commenced operations on August 1, 2025.
(2)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for each period.
(3)	Total returns shown exclude the effect of applicable sales charges and tender fees and assumes reinvestment of all distributions.
(4)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the Adviser.
(5)	Income and expense ratios do not reflect the Fund’s proportionate share of income and expenses of the Portfolio Funds.
(6)	Not annualized.
(7)	Ratios for periods less than one year are annualized. Certain non-recurring expenses incurred by the Fund are not annualized for periods less than one year.

THE FUND

The Fund, which is a recently organized, non-diversified, closed-end management investment company registered under the 1940 Act, was organized as a Delaware statutory trust on March 11, 2025.

The Fund’s principal office is located at 60 East 42nd Street, 26th Floor, New York, New York 10165, and its telephone number is (212) 994-7400. Investment advisory services are provided to the Fund by the Adviser pursuant to the Investment Advisory Agreement. Investment sub-advisory services are provided to the Fund by the Sub-Adviser pursuant to the Investment Sub-Advisory Agreement. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. See “Management of the Fund.”

Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to shareholders, the Adviser will recommend to the Board of Trustees (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 3% of the Fund’s net asset value.

THE OFFERING

The Fund is offering its Shares on a daily basis. Class A Shares and Class I Shares are each offered at the net asset value per Share as of the date on which the purchase order is accepted. If you buy Class A Shares, the Selling Agent may directly charge you a commission in such amount as it may determine. Please consult the Selling Agent for additional information.

Shares may be purchased on a daily basis at the Fund’s net asset value. The Fund reserves the right, in its sole discretion, to accept or reject any request to purchase Shares at any time. In general, any investment will be accepted if an order is received in satisfactory order in advance of the applicable cut-off times relating to that business day, which cut-off times can be established by the financial intermediary. An investor who misses this deadline will have the effectiveness of its investment in the Fund delayed.

The Fund and the Distributor and/or its affiliates reserve the right to reject a purchase order for any reason and the Board of Trustees reserves the right in its sole discretion to suspend closings from time to time when it believes it is in the best interests of the Fund. Shareholders do not have the right to redeem their Shares.

USE OF PROCEEDS

Under normal market circumstances, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. The Fund anticipates that it may take up to six months to allocate proceeds of its continuous offering to Portfolio Funds due to the nature of those investments and the time it takes to identify appropriate investment opportunities. The availability of investment opportunities in Portfolio Funds generally is subject to market conditions as well as those Portfolio Funds on the MS Platform whose Portfolio Fund Managers agree to provide compensation to the Distributor and/or its affiliates, and in some cases, the prevailing regulatory or political climate. See “Other Risks — Availability of Investment Opportunities” for a discussion of the timing of interests in the Portfolio Funds’ subscription activities, market conditions and other considerations relevant to the timing of the Fund’s investments generally.

The Fund will pay the Adviser the full amount of the Management Fee during any period prior to which any of the Fund’s assets (including any proceeds received by the Fund from the offering of Shares) are invested in interests in the Portfolio Funds.

INVESTMENT PROGRAM

Investment Objective and Philosophy

The Fund’s investment objective is to seek long-term capital appreciation. The Fund’s investment objective is not fundamental and may be changed by the Board without Shareholder approval.

The Fund offers investors access to the major private market asset classes through an array of investment funds that Morgan Stanley Wealth Management makes available to certain of its clients on its investment platform (the “MS Platform”). Consulting Group Advisory Services LLC (the “Sub-Adviser”), a business of MS, will seek to optimize the Fund’s portfolio construction with the goal of maximizing risk-adjusted return. The Sub-Adviser intends to leverage the vast resources of MS to optimize asset allocation, including through the use of the Global Investment Committee (“GIC”) capital market assumptions and asset allocation thought leadership. The GIC is a group of the firm’s top market, economic and portfolio management thought leaders, tasked with shaping the foundational advice the Sub-Adviser provides its clients.

The Fund invests across these private market asset classes:

●	Private Equity: Investments typically made in private companies through bespoke, privately negotiated transactions, including buyout, venture capital and growth equity investments.

●	Private Credit: Loans and similar investments typically made in private companies that are negotiated directly with the borrower, including first and second lien senior secured loans, unitranche debt, unsecured debt, and structurally subordinated debt.

●	Real Assets: A broad category of investments in real estate, infrastructure, energy, agriculture and other natural resources united by a component of current yield and an expected insulation of the underlying assets against the effects of inflation.

In addition, the Fund may invest a portion of its assets in temporary investments pending distribution to Shareholders (as defined herein) or to pay Fund expenses. The Fund’s overall asset allocation across private equity, real assets and private credit is guided by the GIC’s capital market assumptions.

The Fund’s investments can take the form of: (i) primary and secondary investments in private funds managed by third-party managers (“Private Funds”); (ii) primary investments in registered investment companies, including mutual funds (“Mutual Funds”), unlisted closed-end funds (“Closed-End Funds”) and exchange-traded funds (“ETFs” and, collectively with Mutual Funds and Closed-End Funds, “Registered Funds”), as well as business development companies (“BDCs”); (iii) primary investments in real estate investment trusts (“REITs”); and (iv) direct investments in the equity and/or debt of operating companies, projects or properties, typically through co-investing alongside investment managers (“Co-Investments” or “direct investments”). Together, the Private Funds, Registered Funds, BDCs and REITs are broadly referred to as “Portfolio Funds,” and the investment managers of the Portfolio Funds are referred to as the “Portfolio Fund Managers.” The Fund does not presently intend to invest in affiliated Portfolio Funds. Interests in the Portfolio Funds may be domiciled in U.S. or non-U.S. jurisdictions and may be held within broader private investment vehicles. The Fund may invest in foreign Portfolio Funds and Portfolio Funds with exposure to developed and emerging market issuers, but the Fund does not intend to invest directly in underlying private companies or loans within developed or emerging markets. Under normal circumstances, the Fund will invest at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in Private Market Assets and Alternative Assets. The Fund defines Private Market Assets to include private investments of any type, and the Fund defines Alternative Assets to include investments in private equity, private debt, real estate, infrastructure, energy, agriculture and other natural resources. The Fund defines Private Market Assets to include funds that are not registered or regulated under the 1940 Act, and the Fund defines Alternative Assets to include Private Market Assets and funds that are registered or regulated under the 1940 Act. The Fund’s investments in derivatives, other investment companies and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to Private Market Assets or Alternative Assets. Money market funds, cash, other cash equivalents and U.S. Treasury securities with remaining maturities of one year or less that are held by the Fund in support of unfunded commitments to Private Market Assets and Alternative Assets that the Fund reasonably expects to be called in the future are counted towards the Fund’s 80% policy with respect to investments in Private Market Assets and Alternative Assets. The Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments. As a “balanced” fund, under normal circumstances, the Fund will, directly or indirectly, invest at least 25% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in each of (i) debt and debt-related securities; and (ii) equity and equity-related securities. The Fund’s 80% policy with respect to investments in Private Market Assets and Alternative Assets is not fundamental and may be changed by the Board without shareholder approval. The Fund may change its 80% policy without Shareholder approval if the Fund conducts a repurchase offer to allow Shareholders to repurchase shares in advance of changing the policy, the Fund provides Shareholders at least sixty (60) days’ prior written notice of any change to the policy in advance of such repurchase offer in the manner prescribed by the SEC, and the repurchase offer is not oversubscribed.

Portfolio Fund Manager Selection

Portfolio Funds can take many forms, investing across different asset classes and investment types. Likewise, the Portfolio Fund Managers can be either generalists or specialists. As such, understanding the key differences between products and how they can be additive to a broader portfolio is critical to manager selection. Below are some of the main attributes and areas of focus when selecting or comparing evergreen funds. An evergreen fund is a perpetually offered investment vehicle that has no fixed end date.

●	Historical track record of executing on strategies in the vehicle. For new strategies, to the extent that the Portfolio Fund’s investable universe is similar to that of a similar strategy, the performance of the strategy should be evaluated to show a demonstrated and repeatable investment process with a track record of strong returns for investors.

●	Experienced team. An experienced team with a history of working together is preferable to instill confidence in the success of executing on a newer product. A dedicated team that manages the strategy daily and that can tap into a broader organization’s resources is beneficial for proper diligence, speed of execution and sourcing.

●	Strong sourcing capabilities. A Portfolio Fund Manager must be able to match significant and often sporadic capital inflows with deal flow. Therefore, the ability to continually and efficiently source quality deal flow is crucial to the success of the Portfolio Funds. A team with a history of doing so with drawdown vehicles over various market environments should have an advantage in identifying future deals.

●	Thoughtful approach to portfolio construction. The products seek to differentiate themselves via portfolio construction, resources and returns. Many Portfolio Funds are still developing; therefore, evaluating a Portfolio Fund’s current exposure and its approach to either maintaining that exposure amid more capital inflows or ramping up the portfolio toward a particular target allocation mix is critical.

●	Use of liquidity sleeve. Private Portfolio Funds can offer investors limited liquidity by repurchasing shares from investors – typically on a quarterly basis. To offer this capability, private Portfolio Funds must maintain more liquid assets in the portfolio. This allocation, or “liquidity sleeve,” usually contains cash, cash equivalents or other fixed income investments to meet potential redemption needs while seeking to generate an incremental return. It is important to understand how a Portfolio Fund Manager expects to manage liquidity, and investors should be aware that no assurances to meet redemption requests pertaining to any particular period can be given.

Approaches to Portfolio Construction

When seeking to build an allocation to private Portfolio Funds, the Sub-Adviser allocates to multiple Portfolio Funds that have complementary strategy types to achieve manager and strategy diversification. Investors should be mindful that strategy types have distinct risk/return profiles and may fall in and out of favor in certain market cycles. As such, during a time when a given strategy type may be out of favor, a complementary strategy may help augment performance. Additionally, allocating to multiple Portfolio Funds may mitigate the potential liquidity risk of a single Portfolio Fund.

The Sub-Adviser is responsible for allocating and re-allocating the Fund’s capital, thereby creating and maintaining the Fund’s portfolio. All capital allocation decisions for the Fund, including the hiring, firing, subscriptions to and redemptions from all Portfolio Funds, are the responsibility of the Sub-Adviser.

The Sub-Adviser selects Portfolio Fund Managers after a review of the universe of investable strategies, spanning alternative investments. The Sub-Adviser employs a disciplined approach in selecting Portfolio Fund Managers. The criteria utilized may include but is not limited to the manager’s track record as it relates to the various strategies in which it seeks to invest, the experience of the senior investment professionals managing the Portfolio Fund, the robustness and repeatability of the investment process, a business and operational review, as well as the Portfolio Fund’s positioning within the Fund’s portfolio.

Currently, the Fund’s universe of investable strategies is limited to the Portfolio Funds on the MS Platform, and under normal circumstances, the Fund will only invest in Portfolio Funds whose Portfolio Fund Managers have agreed to use their own resources to make payments to the Distributor and/or its affiliates in respect of the Fund’s investment in the Portfolio Fund. The Sub-Adviser may at any time determine not to allocate the Fund’s assets to Portfolio Funds on the MS Platform and, instead, may determine to allocate its assets to funds that are not on the MS Platform.

Leverage

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in Portfolio Funds up to the limits of the Asset Coverage Requirement (as defined below). The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in interests in the Portfolio Funds in advance of the Fund’s receipt of redemption proceeds from another Portfolio Fund).

The 1940 Act’s “Asset Coverage Requirement” requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness at that time may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends generally may not be declared if this Asset Coverage Requirement is breached under certain circumstances.

Under the requirements of the 1940 Act, the Fund must, immediately after the issuance of any preferred shares, have an “asset coverage” of at least 200%. Asset coverage for preferred shares means the ratio by which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of senior securities representing indebtedness of the Fund, if any, plus the aggregate liquidation preference of the preferred shares. In addition, (i) preferred shareholders must have the same voting rights as the shareholders of common shares (one share one vote); and (ii) preferred shareholders must have the right, as a class, to appoint trustees to the Board of Trustees.

The Portfolio Funds may also utilize leverage in their investment activities. Borrowings by Portfolio Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by the Portfolio Funds or the Fund may increase the volatility of the interests in the Portfolio Funds or the Fund. See “Types of Investments and Related Risks — Direct Investment Related Risks — Leverage Utilized by the Fund.”

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Fund’s total net assets may be expected to fluctuate in response to fluctuations in the value of the Portfolio Funds in which the Fund invests. Discussed below are the investments generally made by Portfolio Funds and the principal risks that iCapital Fund Advisors LLC, the Fund’s investment adviser (the “Adviser”), Sub-Adviser and the Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund. The Fund does not currently intend to make other types of direct investments, except that, in response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in interests in the Portfolio Funds or to maintain the liquidity necessary to effect repurchases of Shares.

Direct Investment Related Risks

General Economic and Market Conditions. The value of the Fund’s total net assets should be expected to fluctuate. To the extent that the Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. A Portfolio Fund’s use of leverage is likely to cause the Fund’s average net assets to appreciate or depreciate at a greater rate than if leverage were not used.

An investment in the Fund involves a high degree of risk, including the risk that the Shareholder’s entire investment may be lost. The Fund’s performance depends upon the Sub-Adviser’s selection of interests in the Portfolio Funds, the allocation of offering proceeds thereto and the performance of the interests in the Portfolio Funds. The interests in the Portfolio Funds’ investment activities involve the risks associated with private equity, private credit and real assets investments generally. Risks include adverse changes in national or international economic conditions, adverse local market conditions, the financial conditions of portfolio companies, changes in the availability or terms of financing, changes in interest rates, exchange rates, corporate tax rates and other operating expenses, epidemics, pandemics, governmental responses to epidemics and pandemics, environmental laws and regulations, and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of certain industries or the availability of purchasers to acquire companies, and dependence on cash flow, as well as acts of God, uninsurable losses, war, terrorism, earthquakes, hurricanes or floods and other factors including environmental negligence which are beyond the control of the Fund or the Portfolio Funds.

Unexpected volatility or lack of liquidity, such as the general market conditions that had prevailed in 2008, could impair the Fund’s profitability or result in its suffering losses.

Limited Operating History. The Fund is a non-diversified, closed-end management investment company with limited performance history that a Shareholder can use to evaluate the Fund’s investment performance. The initial operating expenses for a new fund, including start up costs, which may be significant, may be higher than the expenses of an established fund. In addition, the Portfolio Funds may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its subscriptions. Similarly, identification of attractive investment opportunities by Portfolio Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by a Portfolio Fund Manager, a Portfolio Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Adviser, the Sub-Adviser and their affiliates may seek investment opportunities similar to those the Fund may be seeking. The Adviser and the Sub-Adviser will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles. Currently, the Fund’s universe of investable strategies is limited to those Portfolio Funds on the MS Platform, and under normal circumstances, the Fund will only invest in Portfolio Funds whose Portfolio Fund Managers have agreed to use their own resources to make payments to the Distributor and/or its affiliates in respect of the Fund’s investment in the Portfolio Fund. This limits the availability of the investable strategies of the Fund, which could cause the Fund to have lower returns than if it had a larger universe of investable strategies.

Leverage Utilized by the Fund. The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in interests in the Portfolio Funds up to the limits of the Asset Coverage Requirement. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in interests in the Portfolio Funds in advance of the Fund’s receipt of redemption proceeds from another Portfolio Fund). See “Investment Program—Leverage.”

The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s investment return if the Fund’s interest in a Portfolio Fund purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Portfolio Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness at that time may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends generally may not be declared if this Asset Coverage Requirement is breached under certain circumstances.

Sector Concentration. A Portfolio Fund may concentrate its investments in specific industry sectors. This focus may constrain the liquidity and the number of portfolio companies available for investment by a Portfolio Fund. In addition, the investments of such Portfolio Fund will be disproportionately exposed to the risks associated with the industry sectors of concentration.

Risks Related to Interests in the Portfolio Funds

Valuation of the Fund’s Interests in the Portfolio Funds. The valuation of the Fund’s Investments in Non-Traded Portfolio Funds is ordinarily determined based upon valuations provided by the Non-Traded Portfolio Funds on a quarterly basis. Although such valuations are provided on a quarterly basis, the Fund will provide valuations, and will issue Shares, on a daily basis. A large percentage of the securities in which the Non-Traded Portfolio Funds invest will not have a readily ascertainable market price and will be fair valued by the Non-Traded Portfolio Fund. In this regard, a Portfolio Fund may face a conflict of interest in valuing the securities, as their value may affect the Non-Traded Portfolio Fund’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Non-Traded Portfolio Fund, the accuracy of the valuations provided by the Non-Traded Portfolio Funds, that the Non-Traded Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Non-Traded Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. To the extent that the Fund does not receive timely information from the Non-Traded Portfolio Funds regarding their valuations, the Fund’s ability to accurately calculate its net asset value will likely be impaired. As a result, a Non-Traded Portfolio Fund’s valuation of the securities may fail to match the amount ultimately realized with respect to the disposition of such securities.

The Fund and the Adviser generally use independent pricing services to assist in calculating the value of the Fund’s securities, including illiquid investments. The factors and methodologies used for the valuation of such securities are not necessarily an indication of the risks associated with investing in those securities nor can it be assured that the Fund can realize the fair value assigned to a security if it were to sell the security. A Portfolio Fund’s information could also be inaccurate due to fraudulent activity, misvaluation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.

The Fund relies primarily on information provided by Portfolio Fund Managers of Private Funds in valuing the Fund’s investments in such funds. There is a risk that inaccurate valuations provided by Portfolio Fund Managers of Private Funds could adversely affect the value of the Fund’s Shares. In addition, there can be no assurance that a Portfolio Fund Manager of a Private Fund will provide advance notice of any material change in such Private Fund’s investment program or policies, therefore the Fund may be subject to additional risks, which may not be promptly identified by the Adviser or Sub-Adviser.

Valuations Subject to Adjustment. The Fund typically invests in illiquid, hard-to-value, and/or private assets, and even with the benefits of independent oversight: (i) valuations are often made without any observable market pricing or direct valuation inputs, (ii) price corrections often lag when compared to more liquid investments as price discovery may require a transaction or realization event, and (iii) the illiquid nature of these assets often only allows for estimated fair valuations with the potential for error. As a result, the net asset value of the Fund could be subject to substantial revision from day to day and after valuations are reported by the Non-Traded Portfolio Funds and, thus, may not accurately reflect the true fair value, but instead the fair value based on the inputs and data available at the time of purchase or sale of Shares. If a valuation error occurs, Shareholders engaging in Share purchase or repurchase transactions may be harmed depending on the nature and direction of the error. The Adviser determines the daily net asset values of the Fund’s investments by making adjustments to the most recent quarterly valuations reported by the Non-Traded Portfolio Funds. These adjustments may not accurately reflect market events or other events occurring subsequent to quarter-end. These events could potentially cause illiquidity and volatility in global financial markets that disrupt business operations of underlying portfolio companies as well as market expectations, the impact of which may not be accurately reflected in the daily valuations of the Non-Traded Portfolio Funds and/or their underlying holdings. The Adviser will use commercially reasonable efforts to fair value the holdings in the Non-Traded Portfolio Funds to reflect such events, consistent with its valuation policies; however, there is no guarantee the Adviser will correctly fair value such investments. Additionally, the valuations reported by the Non-Traded Portfolio Funds may be subject to later adjustment or revision by the Non-Traded Portfolio Funds. For example, fiscal year-end net asset value calculations of the Non-Traded Portfolio Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Non-Traded Portfolio Funds or revisions to the net asset value of a Non-Traded Portfolio Fund adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Additionally, Shareholders should be cognizant that since the Fund and the Non-Traded Portfolio Funds largely hold illiquid private investments, the valuations of these assets typically lag compared to investments in the public markets in both rising and falling markets. The lag that private investments exhibit could be exacerbated for the Fund since the Non-Traded Portfolio Funds may not adjust capital statements for market movements during intra-quarter periods. Shareholders should consider the lag effect that comes with valuing private investments, particularly during times of heightened volatility. The lag to the public markets may impact valuation and pricing of the Shares and could result in a positive or negative effect on Shareholders depending on the direction of the market movements and the nature of Shareholder transactions.

Revenue Sharing Payments. Under normal circumstances, the Sub-Adviser intends to limit the universe of investable strategies to only those Portfolio Funds whose Portfolio Fund Managers agree to provide Revenue Sharing Payments (as defined below) to the Distributor and/or its affiliates. Notwithstanding the revenue sharing arrangements, the Adviser and Sub-Adviser act as fiduciaries of the Fund when selecting investments for the Fund. It is expected that Portfolio Fund Managers will use their own resources to compensate the Distributor and/or its affiliates (“Revenue Sharing Payments”) in respect of the Fund’s investment in the Portfolio Funds. Under normal circumstances, the Sub-Adviser intends to select only Portfolio Funds whose Portfolio Fund Managers agree to pay such compensation. This limits the availability of investable strategies for the Fund and could result in the Fund not participating in investment opportunities that could benefit the Fund.

Indemnification of Portfolio Funds, Portfolio Fund Managers and Others. The Fund may agree to indemnify certain of the Portfolio Funds and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds. If the Fund were required to make payments (or return distributions) in respect of any such indemnity, the Fund could be materially adversely affected. Indemnification of sellers of secondaries may be required as a condition to purchasing such securities.

Termination of the Fund’s Interest in a Portfolio Fund. A Portfolio Fund may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.

Investments in Non-Voting Stock; Inability to Vote. The Fund intends to hold its interests in private Portfolio Funds in nonvoting form or limit its voting rights to a certain percentage. Where only voting securities are available for purchase, the Fund will generally seek to create by contract the same result as owning a non-voting security by agreeing to relinquish or limit the right to vote in respect of its investment. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. To the extent that the Fund contractually foregoes the right to vote private Portfolio Fund securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on a private Portfolio Fund could be diminished, which may consequently adversely affect the Fund and its Shareholders.

Independence of Portfolio Funds. The Sub-Adviser and its affiliates do not currently, and do not expect to, exercise control over any of the Portfolio Funds, their choice of investments and other investment decisions. The Sub-Adviser invests the assets of the Fund in part based on written descriptions of the Portfolio Fund’s strategy and written disclosures from the Portfolio Fund which may provide, among other things, investment guidelines and parameters by which the Portfolio Fund is invested.

Limited Operating History of Fund Investments. Many of the Portfolio Funds may have limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Sub-Adviser to evaluate past performance or to validate the investment mandates of such Portfolio Funds will be limited.

Private Equity Investments. Private equity is a common term for investments that are typically made in private or public companies through privately negotiated transactions, and generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition). Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments. The investments held by private equity funds involve the same types of risks associated with an investment in any operating company. However, securities of private equity funds, as well as the underlying companies these funds invest in, tend to be more illiquid, and highly speculative. Private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Depending on market conditions, however, the availability of such financing may be reduced dramatically, limiting the ability of private equity funds to obtain the required financing or reducing their expected rate of return. In certain instances, a private company or other issuer may, among other things, terminate a Portfolio Fund’s interest in that company or issuer (causing a forfeiture of all or a portion of such interest) if the Portfolio Fund fails to satisfy any capital call by that company or issuer.

Secondary investments may be acquired at a discount to a Private Fund’s net asset value. As a result, secondary investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its daily net asset value, since any such discounted secondary investment will be marked to its net asset value, which may be a price that is higher than its acquisition cost. If such unrealized gains are realized upon the Fund’s disposition of secondary investments, the Fund may generate distributable gains that are taxable to shareholders. Accordingly, the overall performance and net asset value of the Fund may be significantly impacted by the acquisition price paid by the Fund for its investments in secondaries. Because secondary investments are generally made when a Private Fund has exited its initial investment period (typically three to seven years after the fund commences operations) and has deployed a significant portion of its capital into portfolio companies, secondary investments are viewed as more mature investments with greater certainty of portfolio construction and better visibility to the timing of future expected cash flows.

The regulatory environment for private Portfolio Funds continues to evolve, and changes in the regulation of private Portfolio Funds may adversely affect the value of the Fund’s investments and the ability of the Fund to implement its investment strategy (including the use of leverage). The financial services industry generally and the activities of private Portfolio Funds and their investment advisers, in particular, have been, at times, the subject of increasing legislative and regulatory scrutiny. Such scrutiny may increase the Fund’s and/or the Adviser’s and Sub-Adviser’s legal, compliance, administrative and other related burdens and costs as well as regulatory oversight or involvement in the Fund and/or the Adviser’s and Sub-Adviser’s business. There can be no assurances that the Fund, the Adviser or the Sub-Adviser will not in the future be subject to regulatory review or discipline. The effects of any regulatory changes or developments on the Fund may affect the manner in which it is managed and may be substantial and adverse.

Lack of Liquidity for Private Funds. The Private Funds may invest in securities and derivatives that often do not have a liquid market. For instance, the Private Funds may implement credit, relative value, and event-driven strategies, each of which typically relies on investments in debt instruments, credit default swaps, large blocks of public or private equities, convertible bonds, or other illiquid debt, equity, or derivative instruments. In addition, Private Funds may impose lock-up periods, withdrawal fees, redemption gates or other measures that impact liquidity.

This lack of liquidity of Private Funds creates several risks. First, it makes it difficult for the Adviser to determine if the Private Fund is accurately valuing its positions because of the uncertainty regarding the realization of the prices that are quoted if the Private Fund were to attempt to liquidate its portfolio at those prices. Second, it increases the risk that withdrawals from such Private Funds by other investors will cause reductions in the net asset value of those Private Funds merely due to selling pressure, rather than a fundamental change in the investments themselves. Third, it increases the risk that a Private Fund will not honor the Fund’s liquidity expectations. Private Funds have restrictions in their governing documents that limit the Fund’s ability to withdraw funds typically to calendar month or quarter ends (or less frequently) on significant prior notice, Private Funds may nevertheless be unable to abide by these somewhat onerous liquidity provisions.

A side effect of this inability to withdraw from a Private Fund is the Adviser or Sub-Adviser’s inability to re-allocate the Fund’s assets as dynamically as the Adviser or Sub-Adviser may otherwise desire. This limitation exists even when a Private Fund has not implemented a constraint on its expected liquidity. Given that, even in the best of times, these Private Funds permit withdrawals only infrequently and on significant advance notice, the Fund’s flexibility to reallocate assets among Private Funds is limited.

The Adviser and Sub-Adviser have no control over the liquidity of Private Funds and depend on the Private Funds to provide appropriate valuations as well as liquidity. In some cases, the Adviser will allocate Fund assets to Private Funds that later impose liquidity constraints making it impossible to terminate them as desired by the Adviser or Sub-Adviser. Restrictions on liquidity imposed by the Private Funds may materially impact the Fund’s ability to repurchase Shares. An inability to withdraw from a Private Fund may expose the Fund to losses it could have otherwise avoided if the Fund had been able to withdraw from such Private Fund. It may also cause the Fund to become unbalanced as it is forced to obtain liquidity from those Private Funds which provide such liquidity. In certain cases, other investors in a Portfolio Fund may have preferential withdrawal rights as compared to the Fund, the exercise of which could materially adversely affect the Fund’s investment in such Private Fund.

Private Funds Generally. The Private Funds in which the Fund invests are not registered under the 1940 Act and are subject to fewer regulatory constraints with respect to the types of securities that may be owned, the types of trading strategies employed, including with respect to transactions with affiliates, and, in some cases, the amount of leverage that can be used. As a result, securities of the Private Funds tend to be more illiquid and highly speculative. Private Funds have complex fee structures, including performance fees, that are broader than what is permitted for registered funds, and Shareholders may pay these fees indirectly by investing in the Fund. Underlying Private Funds may receive performance fees even if other of the Private Funds that the Fund invests in or overall performance of the Fund is negative. Furthermore, the Fund may have challenges in monitoring operations and performance of Private Funds due to the inability to access information about Private Fund investments and valuations. The Fund can only value Private Funds at net asset value if permitted by applicable accounting standards.

Private Funds Not Subject to 1940 Act. The Private Funds in which the Fund invests are not registered as investment companies under the 1940 Act. Accordingly, the provisions of the 1940 Act, which, among other things, require investment companies to have securities held in custody at all times in segregated accounts, impose leverage restrictions and regulate the relationship between the investment company and its asset management, are not applicable to an investment in the Private Fund. The Private Funds’ investments may therefore impact the strategies, risks and costs of and for the Fund itself. Shareholders will have limited information about the Private Funds in which the Fund is investing, including with respect to the Private Funds’ holdings, liquidity and valuation.

First Lien Senior Secured Loans, Second Lien Senior Secured Loans, Third Lien Senior Secured Loans and Unitranche Debt. It is expected that when a Portfolio Fund makes a senior secured term loan investment in an issuer, it will generally take a security interest in substantially all of the available assets of the issuer, including the equity interests of its domestic subsidiaries. However, there is a risk that the collateral securing the loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the issuer to raise additional capital, and, in some circumstances, the Portfolio Fund’s lien could be subordinated to claims of other creditors. In addition, deterioration in an issuer’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that the Portfolio Fund will receive principal and interest payments according to the loan’s terms, or at all, or that it will be able to collect on the loan should it be forced to enforce its remedies. Portfolio Funds may invest in second and third lien loans, which are subject to the same investment risks generally applicable to senior loans described above. A Portfolio Fund’s second lien senior secured loans will be subordinated to first lien loans. As such, to the extent a Portfolio Fund holds second lien senior secured loans and junior debt investments, holders of first lien loans may be repaid before the Portfolio Fund in the event of a bankruptcy or other insolvency proceeding. Therefore, second and third lien loans are subject to additional risk that the cash flow of the related obligor and the property securing the second or third lien loan may be insufficient to repay the scheduled payments to the lender after giving effect to any senior secured obligations of the related obligor. This may result in an above average amount of risk and loss of principal. Finally, particularly with respect to a unitranche debt structure, unitranche debt will generally have higher leverage levels than a standard first lien term loan. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. A Portfolio Fund may participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

Covenant-Lite Loans. A significant number of leveraged loans in the market may consist of loans that do not contain financial maintenance covenants (“Covenant-Lite Loans”). Such loans do not require the borrower to maintain debt service or other financial ratios. Ownership of Covenant-Lite Loans may expose a Portfolio Fund to different risks, including with respect to liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation than is the case with loans that also contain financial maintenance covenants.

Unsecured Loans. Unsecured loans are subject to the same investment risks generally applicable to loans described above but are subject to additional risk that the assets and cash flow of the related obligor may be insufficient to repay the scheduled payments to the lender after giving effect to any secured obligations of the obligor. Unsecured loans will be subject to certain additional risks to the extent that such loans may not be protected and such loans are not secured by collateral, financial covenants or limitations upon additional indebtedness. Unsecured loans are also expected to be a more illiquid investment than senior loans for this reason.

Real Estate Investments. The Fund may be exposed to real estate risk through its allocation to real estate Portfolio Funds. Real estate Portfolio Funds are subject to risks associated with the ownership of real estate, including (i) changes in the general economic climate (such as changes in interest rates), (ii) local real estate conditions (such as an oversupply of space or a reduction in demand for space), (iii) the quality and philosophy of management, (iv) competition (such as competition based on rental rates), (v) specific features of properties (such as location), (vi) financial condition of tenants, buyers and sellers of properties, (vii) quality of maintenance, insurance and management services, (viii) changes in operating costs, (ix) government regulations (including those governing usage, improvements, zoning and taxes), (x) the availability of financing and (xi) potential liability under environmental and other laws (such as successor liability if investing in existing entities). Certain of these developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect real estate markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. These developments could also result in reduced liquidity for real estate Portfolio Funds and other real estate-related investments. Some real estate Portfolio Funds may invest in a limited number of properties, in a narrow geographic area, or in a single property type, which increases the risk that such real estate fund could be unfavorably affected by the poor performance of a single investment or investment type. These companies are also sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer. Borrowers could default on or sell investments that a real estate fund holds, which could reduce the cash flow needed to make distributions to investors. In addition, real estate Portfolio Funds may also be affected by tax and regulatory requirements impacting the real estate fund’s ability to qualify for preferential tax treatments or exemptions.

Other Investment Companies. The Fund may invest in the securities of other registered investment companies and BDCs to the extent that such investments are consistent with the Fund’s investment objective and permissible under the 1940 Act. Under one provision of the 1940 Act, the Fund may not acquire the securities of other registered investment companies and BDCs if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other registered investment companies and BDCs, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one registered investment company or BDC being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one registered investment company or BDC, except as otherwise permitted by applicable regulations. The Fund may seek to rely on a rule under the 1940 Act that allows the Fund’s investments in other registered investment companies or BDCs to exceed these limits; though, the Fund’s reliance on this rule is dependent on the Fund’s satisfaction of certain conditions under the rule. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund.

Exchange-Traded Funds. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. ETF shares can trade at either a discount or premium to the ETF’s net asset value per share. If an ETF held by the Fund or a Portfolio Fund trades at a discount to net asset value, the Fund or Underlying Fund could lose money even if the securities in which the ETF invests go up in value. There can be no assurances that an ETF’s investment objectives will be achieved, and ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including management or other fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

Business Development Companies. The Fund may invest in private BDCs and public BDCs. A BDC is a type of closed-end investment company regulated under the 1940 Act. BDCs typically invest in and lend to small and medium-sized private and certain public companies that may not have access to public equity or debt markets for capital raising. BDCs invest in such diverse industries as healthcare, chemical and manufacturing, technology and service companies. At least 70% of a BDC’s investments must be made in private and certain public U.S. businesses, and BDCs are required to make available significant managerial assistance to their portfolio companies. Unlike corporations, BDCs are not taxed on income at the corporate level, provided the income is distributed to their shareholders and that the BDC complies with the applicable requirements of Subchapter M of Subtitle A, Chapter 1 of the Code.

Investments in BDCs may be subject to a high degree of risk. BDCs typically invest in small and medium-sized private and certain public companies that may not have access to public equity or debt markets for capital raising. As a result, a BDC’s portfolio typically will include a substantial amount of securities purchased in private placements, and its portfolio may carry risks similar to those of a private equity or venture capital fund. Securities that are not publicly registered may be difficult to value and may be difficult to sell at a price representative of their intrinsic value. Small and medium-sized companies also may have fewer lines of business so that changes in any one line of business may have a greater impact on the value of their stock than is the case with a larger company. To the extent a BDC focuses its investments in a specific sector, the BDC will be susceptible to adverse conditions and economic or regulatory occurrences affecting the specific sector or industry group, which tends to increase volatility and result in higher risk. Investments in BDCs are subject to various risks, including management’s ability to meet the BDC’s investment objective and to manage the BDC’s portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding a BDC or its underlying investments change. Private BDCs and public, non-traded BDCs are illiquid investments, and there is no guarantee the Fund will be able to liquidate or sell its private BDC investments.

Certain BDCs may use leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage may increase the yield and total return of a BDC, it also subjects the BDC to increased risks, including magnification of any investment losses and increased volatility. In addition, a BDC’s income may fall if the interest rate on any borrowings of the BDC rises.

REIT Risk. The Fund may invest in private REITs and public non-traded REITs. REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for favorable tax treatment under the Code and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

REITs are subject to significant commissions, expenses, and organizational and offering costs that reduce the value of an investor’s (including the Fund’s) investment. REITs are not liquid, and investments in REITs may not be accessible for an extended period of time.

Redemption programs offered by REITs may have significant restrictions, such as caps on the amount of shares that can be redeemed annually, limits on the amounts and sources of funds that may be used to fund redemptions and the ability of the REIT to suspend or terminate the program at its discretion. There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in REITs. In addition, there is no guarantee that investors (including the Fund) will receive distributions. Distributions from REITs may be derived from sources other than cash flow from operations, including proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor’s interest. Dividends paid by REITs may vary based on economic risks, geopolitical risks, changes in the real estate market, performance of the REIT, regulatory changes, and key personnel changes. Distributions from REITs can be suspended for a period of time or halted altogether.

Non-U.S. Risk. Certain of the Portfolio Funds may invest, and the Fund may co-invest, in foreign portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Portfolio Funds may be incomplete, inaccurate and/or significantly delayed. The Fund and the Portfolio Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Sanctions. Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s or a Portfolio Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s or a Portfolio Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country and may result in economic disruptions in the sanctioned country and in countries with economic ties to the sanctioned country. When the United States is a significant trading partner of a foreign country in which the Fund or Portfolio may invest or to which the Fund or a Portfolio Fund may be exposed, such foreign country may be particularly sensitive to changes in U.S. foreign trading policies, including the threat or actual imposition of tariffs, sanctions or other similar measures. The imposition of tariffs (or threats thereof), trade restrictions, currency restrictions, deficit levels and any reduction plans and other federal government initiatives as well as foreign policy tensions with foreign nations, including embargoes, sanctions and trade wars, or similar actions (or retaliatory measures taken in response to such actions) could lead to price volatility and overall declines in the U.S. and global investment markets. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund or a Portfolio Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices. Sanctions and other similar measures could significantly delay or prevent the settlement of securities transactions or their valuation, and significantly impact the Fund’s performance. Sanctions and other similar measures also may be in place for substantial periods of time and enacted with limited advance notice. The type and severity of sanctions and other measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is impossible to predict.

Emerging Markets Risk. Some Portfolio Funds may invest in portfolio companies located in emerging industrialized or less developed countries. Risks particularly relevant to such emerging markets may include greater dependence on exports and the corresponding importance of international trade, higher risk of inflation, more extensive controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in, and control over, the economies, decisions by the relevant government to cease its support of economic reform programs or to impose restrictions, and less established laws and regulations regarding fiduciary duties of officers and directors/trustees and protection of investors.

Co-Investments. The Fund makes direct investments in the equity and/or debt securities of private companies, including through or alongside private equity funds and other private equity firms. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the Portfolio Fund Managers, including to the extent they serve as the lead investor in the transaction. There can be no assurance that any specific co-investment offered to the Fund would be appropriate or attractive to the Fund in the Sub-Adviser’s judgment. The market for co-investment opportunities is competitive and may be limited, and the co-investment opportunities to which the Fund wishes to allocate assets may not be available at any given time. Due diligence is conducted on co-investment opportunities; however, the Sub-Adviser may not have the ability to conduct the same level of due diligence applied to other investments. In addition, the Sub-Adviser may have little to no opportunities to negotiate the terms of such co-investments.

Non-Diversified Status. The Fund is a “non-diversified” investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund’s net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such a limitation on diversification. In addition, while the Fund is a “non-diversified” fund for purposes of the 1940 Act, the Fund has qualified and elected, and intends to qualify in the future, to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in “qualified publicly traded partnerships” (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund’s assets is represented by cash, cash items, U.S. government securities, securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more “qualified publicly traded partnerships.”

OTHER RISKS

Investing in the Fund involves risks other than those associated with investments made by Portfolio Funds, including those described below:

Substantial Fees and Expenses. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Portfolio Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in Portfolio Funds. By investing in the Portfolio Funds through the Fund, a Shareholder in the Fund will bear a portion of the Management Fee and other expenses of the Fund.

Control Positions. Portfolio Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject a Portfolio Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Portfolio Funds, the investing Portfolio Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Shareholders should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Portfolio Funds held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase and/or redeem Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder in accordance with the terms of its Declaration of Trust and the 1940 Act, including Rule 23c-2, if:

●	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder or with the consent of the Fund;

●	ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser, the Sub-Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true; or

●	the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Class A Shares or Class I Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. No market currently exists for Class A Shares or Class I Shares, and the Fund contemplates that one will not develop. Therefore, the Shares are not, and are not expected to be, readily marketable. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Class A Shares and Class I Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value.

Repurchase Risks. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). Tenders will be revocable upon written notice to the Fund until the date specified in the terms of the repurchase offer (the “Expiration Date”). Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased when such Shareholders tender their Shares. It is possible that general economic and market conditions, or specific events affecting one or more underlying Portfolio Funds, could cause a decline in the value of Shares in the Fund prior to the Fund repurchasing such Shares. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider each repurchase offer conducted by the Fund and submit repurchase requests accordingly. In addition, the Fund’s investments in Portfolio Funds may be subject to lengthy lock up periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to net asset value and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions and the Fund may require and be unable to obtain the Portfolio Fund’s consent to effect such transactions. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Portfolio Funds in a timely manner. See “Repurchases and Transfer of Shares.”

Distributions In-Kind. The Fund generally expects to distribute to the holder of Shares that are repurchased cash in satisfaction of such repurchase. However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate its interests in Portfolio Funds at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from a Portfolio Fund that are illiquid or difficult to value. In such circumstances, the Sub-Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to the Fund’s Shareholders. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases, leading to a market position more appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Portfolio Funds, the Fund will thereafter hold a larger proportion of its assets in the remaining Portfolio Funds, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Portfolio Funds may not reflect the Sub-Adviser’s ideal judgments as to the desired portfolio composition of the Fund’s Portfolio Funds, in that the Fund’s performance may be tied to the performance of fewer Portfolio Funds and/or may not reflect the Sub-Adviser’s judgment as to the Fund’s optimal exposure to particular asset classes or investment mandates. These consequences may be particularly pronounced if the Fund received requests to repurchase substantial amounts of Shares and may have a material adverse effect on the Fund’s ability to achieve its investment objective and on the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund intends to satisfy the requirements each taxable year necessary to qualify as a “regulated investment company” or “RIC” under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Portfolio Funds in which the Fund is invested. There is no assurance that the Fund will be able to obtain necessary information from the Portfolio Funds or to independently verify information received from the Portfolio Funds for purposes of satisfying the applicable requirements under Subchapter M of the Code.

Some of the income that the Fund may earn directly or through a Portfolio Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders. The Fund’s subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

If before the end of any quarter of its taxable year, the Fund believes that it may fail any of the asset diversification requirements, the Fund may seek to take certain actions to avert such a failure. However, certain actions typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the diversification discrepancy) may be difficult for the Fund to pursue because the Fund may redeem its interest in a Portfolio Fund only at certain times specified by the governing documents of each respective Portfolio Fund. While the Code ordinarily affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a redemption from a Portfolio Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at the regular corporate rate without any deduction for distributions to Shareholders, and the Fund generally would not be required to make any distributions unless certain other restrictions were to apply to require distributions. In addition, all distributions (including distributions of net capital gain) to Shareholders would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.

Additional Tax Considerations; Distributions to Shareholders and Potential Fund-Level Tax Liabilities. The Fund expects to distribute substantially all of its net ordinary income and net capital gains to Shareholders. These distributions are respectively characterized as ordinary dividend income or long-term capital gain when distributed as dividends for U.S. federal income tax purposes to Shareholders. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See “U.S. Federal Income Tax Aspects” below for more information. If the Fund distributes (or is deemed to have distributed) in respect of any calendar year less than an amount at least equal to the sum of 98% of its calendar year ordinary income (taking into account certain deferrals and elections), 98.2% of its capital gain net income (determined on the basis of a one-year period ended on October 31 of such calendar year, and adjusted for certain ordinary losses), plus any such amounts that were not distributed in previous calendar years, then the Fund will generally be subject to a nondeductible 4% excise tax with respect to the Fund’s undistributed amounts. The Fund will not be subject to this excise tax on any amount which the Fund incurred an entity-level U.S. federal income tax.

In addition, the Fund may invest in Portfolio Funds located outside of the U.S. or other non-U.S. portfolio companies or entities which may be considered passive foreign investment companies (“PFICs”) or controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. As a result, the Fund may, in a particular taxable year, be required to make ordinary income distributions in excess of the net economic income from such investments with respect to such taxable year. Furthermore, income or gain from such Portfolio Funds or other entities may be subject to non-U.S. withholding or other taxes. Any such withholding or other taxes would reduce the return on the Fund’s investment in such Portfolio Funds or such other entities and thus on the Shareholders’ investment in the Fund. See “U.S. Federal Income Tax Aspects.”

Change in Tax Laws. Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund and/or a Portfolio Fund to accrue potential tax liabilities even in situations in which the Fund does not expect to be ultimately subject to such tax liabilities.

The impact of new legislation on Shareholders, the Fund, the Portfolio Funds and the entities through which the Portfolio Funds invest is uncertain. Prospective investors are urged to consult their tax advisors regarding the effects of new legislation on an investment in the Fund.

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. In addition, legislation or regulation may change the way in which the Fund is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

Cybersecurity Risk. As the use of technology has become more prevalent in the course of business, the Fund, like all companies, has become more susceptible to operational, information security and related risks through breaches in cybersecurity. In general, cybersecurity failures or breaches of the Fund or the Portfolio Funds or their respective service providers or the issuers of securities in which the Portfolio Funds invest may result from deliberate attacks or unintentional events and may arise from external or internal sources. Cybersecurity breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). Cybersecurity failures or breaches affecting the Adviser, the Sub-Adviser the Portfolio Fund Managers and other service providers (including, but not limited to, Fund accountants, custodians, transfer agents and financial intermediaries) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its net asset value, impediments to trading, the inability of Shareholders to transact business, destruction to equipment and systems, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cybersecurity breaches in the future.

While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cybersecurity breaches, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund does not directly control the cybersecurity plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its shareholders. The Fund and its shareholders could be negatively impacted as a result.

Large Shareholder Transactions Risk. The Fund may experience adverse effects when certain large shareholders purchase or tender for repurchase large amounts of shares of the Fund. Such large shareholder repurchase requests may cause the Fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s NAV and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash or otherwise maintains a larger cash position than it ordinarily would. These transactions may also accelerate the realization of taxable income to shareholders if such sales of investments resulted in gains, and may also increase transaction costs. In addition, large repurchase requests could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratios.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund, as the above discussion does not address unknown risks that may be material to the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND

General

The Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Board of Trustees is comprised of persons who are not considered “interested persons” as defined under the 1940 Act. iCapital Fund Advisors LLC serves as the Fund’s investment adviser. Consulting Group Advisory Services LLC, a business of Morgan Stanley, serves as the Fund’s investment sub-adviser.

The Adviser, a registered investment adviser, is owned by Institutional Capital Network, Inc. (“iCapital”). iCapital is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s Shares. The Adviser is a Delaware limited liability company formed in 2024 that provides management services to four registered investment companies, including the Fund and three other funds that invest in private fund investment interests. The Adviser and its affiliates have managed registered investment companies that are invested in private funds, including private funds with foreign asset exposure, since 2021. As of January 31, 2026, iCapital had total platform assets of $331.5 billion, including $62.8 billion in international platform assets.

The Sub-Adviser, a business of MS and a registered investment adviser, is responsible for the day-to-day management of the Fund’s assets. The Sub-Adviser has extensive experience in providing investment adviser selection services. MS’s analysts, in the aggregate, have many years of experience performing asset manager searches for institutional and individual clients. These analysts rely on the Sub-Adviser’s comprehensive database of a universe of registered investment advisory firms. The Sub-Adviser is a limited liability company formed in Delaware that provides advisory services to the Fund. As of June 30, 2026, the Sub-Adviser had assets under management of $11.2 billion.

The Adviser may reallocate the Fund’s assets among Portfolio Funds, terminate its relationship with Portfolio Funds and select additional Portfolio Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Trustees.

A discussion of the factors considered by the Board of Trustees in approving the Investment Advisory Agreement and the Investment Sub-Advisory Agreement is set forth in the Fund’s annual report to Shareholders for the fiscal year ended March 31, 2026.

Management Team

The personnel of the Sub-Adviser responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Sub-Adviser believes that, as a result of these contacts, the Fund should have access to a large number of interests in the Portfolio Funds from which to select.

The portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund are Brandon Dees and Taylor Kirkpatrick:

Brandon Dees is an Executive Director and the Head of Institutional Portfolio Solutions for Morgan Stanley Outsourced Chief Investment Office (“OCIO”) and Morgan Stanley Family Office (“MSFO”). In this capacity, Brandon serves as a subject matter expert and portfolio manager for liquid and private market alternatives, sources hard-to-access off-platform offerings, designs customized alternatives programs within clients’ portfolios, and focuses on strategic initiatives related to expanding liquid and alternative investment capabilities for OCIO and MSFO.  Additionally, Brandon acts as portfolio manager for the Morgan Stanley Private Markets and Alternatives (“PMAX”) suite of institutional-quality, multi-manager private markets portfolios.

Prior to his current role, Brandon served as Head of Private Market Solutions for Morgan Stanley OCIO, where he oversaw private markets-related initiatives and assisted in building private market allocations within OCIO clients’ portfolios. Before joining OCIO, Brandon was an Investment Officer and the Head of the Real Assets team within the Global Investment Manager Analysis (“GIMA”) group. In that role, he was responsible for manager selection and investment due diligence across real assets-related liquid and illiquid strategies, including listed and private real estate, infrastructure, renewables, commodities, and natural resources strategies.

Prior to joining Morgan Stanley Wealth Management in 2016, Brandon was a member of the Alternative Investments & Manager Selection (“AIMS”) group at Goldman Sachs as well as a member of the Leveraged Finance Capital Markets group within the Investment Banking Division at CIBC Capital Markets.

Brandon has a Bachelor of Science in Business Administration from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill.

Taylor Kirkpatrick is a Vice President and the Head of Liquid Alternatives in the Institutional Portfolio Solutions group for OCIO and MSFO. In this capacity, Taylor serves as a subject matter expert and portfolio manager for liquid and private market alternatives, assists in building alternative allocations within client portfolios, and focuses on strategic initiatives related to expanding alternative investment capabilities for OCIO and MSFO.   Additionally, Taylor acts as portfolio manager for the PMAX suite of institutional-quality, multi-manager private markets portfolios.

Prior to his current role, Taylor was a Vice President within the GIMA group, where he focused on private equity research and investment due diligence across buyout, growth equity, venture capital, secondaries and co-investment strategies. Prior to Morgan Stanley, he was a Director and member of the investment committee at Merritt Capital, a fund of hedge funds, where he worked alongside the Co-CIOs constructing and managing both co-mingled and custom multi-manager portfolios. Prior to Merritt, Taylor was a member of the research, sales and trading group at ITG as well as a member of the hedge fund seeding platform at Tiger Management and the prime brokerage group at UBS.

Taylor has a Bachelor of Science in Business Administration from the University of Tennessee and received his Master of Business Administration from the Stern School of Business at New York University.

Custodian and Transfer Agent

UMB Bank, N.A. serves as the custodian of the Fund. The Custodian’s principal business address is 928 Grand Boulevard, Kansas City, MO 64106.

Ultimus Fund Solutions, LLC, which has its principal office at 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246, serves as the Fund’s transfer agent (the “Transfer Agent”).

The Fund reimburses one or more parties for certain sub-accounting and/or sub-transfer agency fees paid to one or more financial intermediaries for certain sub-accounting and/or sub-transfer agency services based on net assets of applicable shareholder accounts.

FUND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including its expenses relating to its oversight of the Sub-Adviser. As described below, however, the Fund bears all other expenses related to its investment program. The Adviser provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s expenses.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

●	all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments in the underlying Portfolio Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, including its investments in Portfolio Funds (whether or not consummated), and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

●	any non-investment related interest expense;

●	taxes and any interest and penalties thereon, fees or government charges which may be assessed against the Fund and all expenses incurred in connection with any tax audit, investigation, settlement or review of the Fund;

●	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement, and with reviewing potential investments to be made in Portfolio Funds;

●	attorneys’ fees and disbursements associated with preparing and filing exemptive applications with the SEC, including in respect of certain co-investment transactions;

●	printing, communications, marketing and publicity;

●	developing, licensing, implementing, maintaining or upgrading any web portal, extranet tools, computer software or other administrative or reporting tools (including subscription-based services) for the benefit of the Fund or its shareholders;

●	liquidation expenses of the Fund;

●	complying with any law or regulation related to the activities of the Fund;

●	any costs or expenses in connection with the Fund’s admission to the Portfolio Funds (including the legal costs of completing subscription booklets and the Fund’s side letters, if any, with the Portfolio Funds);

●	fees and expenses incurred in connection with or otherwise relating to the preparation of form documentation in respect of transfers;

●	expenses and fees related to audits of the Fund’s books and records;

●	fees and disbursements of any accountants engaged by the Fund and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

●	costs of preparing, distributing and filing financial statements, as well as costs of all governmental returns, compliance expenses, including reports and filings of the Fund, including fees and costs of any third-party service providers and professionals engaged to assist in the preparation of such reports or filings or provide any other services related to the foregoing;

●	reasonable fees paid and out-of-pocket expenses reimbursed to the Ultimus Fund Solutions, LLC (“Ultimus”, the “Administrator” or the “Transfer Agent”);

●	recordkeeping, including expenses related to tax reporting including under the Foreign Account Tax Compliance Act (“FATCA”), custody and transfer agency fees and expenses;

●	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

●	the Management Fee;

●	the Distribution and Servicing Fee;

●	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

●	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof;

●	all expenses relating to distributions to the shareholders and other expenses associated with the acquisition, holding and disposition of the Fund’s investments, including extraordinary expenses;

●	financing, commitment, origination and similar fees and expenses;

●	broker, dealer, finder, underwriting (including both commissions and discounts), loan administration and private placement fees, sales commissions, investment banking fees and fees for similar services;

●	expenses attributable to brokerage, sale, custodial, depository, trustee, record keeping, account and similar services;

●	expenses attributable to normal and extraordinary investment banking, commercial banking, accounting, research, auditing, appraisal, advisory, valuation, legal (including expenses of counsel engaged by the Sub-Adviser attributable to the Fund’s offering of Shares) and recording fees and expenses, administrative (including any fees and expenses of the Administrator or any custodian or other agent engaged by the Fund), custodial and registration services provided to the Fund and any expenses attributable to consulting services, including in each case services with respect to the proposed purchase or sale of securities by the Fund that are not reimbursed by the issuer of such securities or others (whether or not any such purchase or sale is consummated);

●	filing, title, transfer, registration and other similar fees and expenses;

●	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund;

●	costs associated with the Fund’s registration statement;

●	any governmental inquiry, investigation or proceeding involving the Fund, including the amount of any judgments, settlements, or fines paid in connection therewith;

●	fees and expenses of other custodians; and

●	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

The Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

The Adviser has contractually entered into an Expense Reimbursement Agreement with the Fund for the duration of the Reimbursement Period, under which the Adviser agrees that it and/or an affiliate will, with respect to the relevant month, pay, absorb or reimburse the Fund’s Management Fee, Other Expenses and Interest Expenses to the extent that the Management Fee, Other Expenses and Interest Expenses in the aggregate equal or are less than 1.25% per annum of the Fund’s average daily net assets. The Adviser may recalculate and extend the Reimbursement Period for the Fund on an annual basis. The Adviser may not recoup expenses reimbursed pursuant to the Expense Reimbursement Agreement. If the Expense Reimbursement amount is less than the aggregate Revenue Sharing Payments received by the Distributor and/or its affiliates (as described in “Conflicts of Interest” – “Selection of Portfolio Fund Managers”) during the Reimbursement Period, the Adviser and/or an affiliate anticipates providing for such period a voluntary expense reimbursement to the Fund to further reduce the Fund’s total Management Fee, Other Expenses and Interest Expenses. In addition, the Adviser will extend its voluntary expense reimbursement to the Fund to a subsequent period to further reduce the Fund’s total Management Fee, Other Expenses and Interest Expenses if the aggregate Revenue Sharing Payments received by the Distributor and/or its affiliates during the Reimbursement Period is greater than the Fund’s Management Fee, Other Expenses and Interest Expenses incurred during the Reimbursement Period.

The Adviser has contractually entered into an additional expense reimbursement agreement with the Fund as of October 1, 2025 with respect to certain organizational and offering costs of the Fund (the "Organizational and Offering Expense Reimbursement Agreement"). In consideration of the Adviser’s payment of certain of the Fund’s organizational costs and offering costs associated with the Fund, including, but not limited to, legal expenses and printing costs, the Fund has agreed to repay the Adviser in the amount of any such costs and expenses incurred within 3 years of the Adviser incurring such expenses, subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that: (i) the Fund’s net assets exceed $250,000,000; and (ii) that upon payment, the Adviser Recoupment does not cause (a) the Fund’s net assets to fall below $250,000,000 and/or (b) the Fund’s total annual fund expenses after any expense reimbursement to exceed 1.25% of the Fund’s average daily net assets for the prior month on an annualized basis.

The table below presents a summary of all expenses supported by the Adviser as of March 31, 2026, and the associated dates through which such expense payments are eligible for reimbursement by the Fund:

Month Ended	Amount of Adviser’s Expense Support Payments	Eligible for Reimbursement Through
6/30/2025	$2,781.00	6/30/2028
8/31/2025	$22,820.00	8/31/2028
9/30/2025	$3,908.00	9/30/2028
10/31/2025	$25,884.00	10/31/2028
11/30/2025	$4,400.00	11/30/2028
12/31/2025	$75,191.06	12/31/2028
2/28/2026	$108.84	2/28/2029

Portfolio Funds bear various expenses in connection with their operations similar to those incurred by the Fund.

Ultimus, as the Fund’s administrator, performs certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays the Administrator a fee based on the average net assets of the Fund (subject to certain minimums), and will reimburse Ultimus for reasonable out-of-pocket expenses.

Organizational and Offering Costs

Organizational costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are expensed as incurred by the Fund and may be paid by the Adviser on behalf of the Fund.

The Fund’s offering costs include, among other things, legal, printing and other expenses pertaining to this offering of Shares. Offering costs will be amortized over 12 months on a straight-line basis.

MANAGEMENT FEE

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser the Management Fee annually at the rate of 0.40%, accrued daily based on the Fund’s average daily net assets and payable monthly, provided that the Management Fee shall in no instance be greater than a Management Fee computed based on the Fund’s month-end net asset value for the relevant month. The Management Fee is an expense paid out of the Fund’s assets. The Management Fee is due and payable in arrears within ten business days after the end of the month. The Adviser, not the Fund, pays a sub-advisory fee to the Sub-Adviser out of the Management Fee at the rate of 0.25%, accrued daily based on the Fund’s average daily net assets and payable monthly, provided that the sub-advisory fee shall in no instance be greater than a sub-advisory fee computed based on the Fund’s month-end net asset value for the relevant month. The Fund incurred $1,645,212 in Management Fees for the fiscal period ended March 31, 2026.

CALCULATION OF NET ASSET VALUE

The Fund will calculate its net asset value as of the close of business on each business day and at such other times as the Board of Trustees shall determine (each, a “Determination Date”). In determining its net asset value, the Fund will value its investments as of the relevant Determination Date. The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Class A Shares’ net asset value plus the Class I Shares’ net asset value equals the total value of the net assets of the Fund.

The Class A Share net asset value and the Class I Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses and different starting net asset value per Share, the per Share net asset value of the classes will vary over time.

The Board of Trustees has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. The Adviser will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board of Trustees has approved the Adviser’s valuation procedures (the “Valuation Procedures”).

The Valuation Procedures provide that the Adviser will value the Fund’s investments in Portfolio Funds for which no secondary market exists (the “Non-Traded Portfolio Funds”) at fair value. The fair value of such investments as of each Determination Date ordinarily will be the capital account value of the Fund’s interest in such investments as provided by the relevant Portfolio Fund Manager (a “Non-Traded Portfolio Fund Manager”) as of or prior to the relevant Determination Date; provided that such values will be adjusted for any other relevant information available at the time the Fund values its portfolio, including capital activity and material events occurring between the reference dates of the Non-Traded Portfolio Fund Manager’s valuations and the relevant Determination Date.

A meaningful input in the Fund’s Valuation Procedures will be the valuations provided by each of the Non-Traded Portfolio Fund Managers. The valuation of each of the Non-Traded Portfolio Fund Managers’ investments is performed in accordance with Topic 820 — Fair Value Measurements and Disclosures. Generally, a Non-Traded Portfolio Fund Manager values its investments at their market price if market quotations are readily available. In the absence of observable market prices, a Non-Traded Portfolio Fund Manager values investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist. A Non-Traded Portfolio Fund Manager’s determination of fair value is then based on the best information available in the circumstances and may incorporate its management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for nonperformance and liquidity risks.

The actual realized returns on a Non-Traded Portfolio Fund Manager’s unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which a Non-Traded Portfolio Fund Manager’s valuations are based. Neither the Fund nor the Adviser have oversight or control over the implementation of the Non-Traded Portfolio Fund Managers’ valuation process.

In reviewing the valuations provided by Non-Traded Portfolio Fund Managers, the Valuation Procedures require the consideration of all relevant information reasonably available at the time the Fund values its portfolio. The Adviser will consider such information, and may conclude in certain circumstances that the information provided by the Non-Traded Portfolio Fund Manager does not represent the fair value of a particular Non-Traded Portfolio Fund. In accordance with the Valuation Procedures, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such interests based on the net asset value reported by the relevant Non-Traded Portfolio Fund Manager, or whether to adjust such value to reflect a premium or discount to such net asset value. Any such decision will be made in good faith, and subject to the review and supervision of the Board of Trustees. For example, Non-Traded Portfolio Fund Managers may value investments in portfolio companies at cost.

The Valuation Procedures provide that, where cost is determined to best approximate the fair value of the particular security under consideration, the Adviser may approve such valuations. In other cases, the Adviser may be aware of sales of similar securities to third parties at materially different prices, or of other circumstances indicating that cost may not approximate fair value (which could include situations where there are no sales to third parties). In such cases, the Fund’s investment will be revalued in a manner that the Adviser, in accordance with the Valuation Procedures, determines in good faith best approximates fair value. The Board of Trustees will be responsible for ensuring that the Valuation Procedures are fair to the Fund and consistent with applicable regulatory guidelines.

The Non-Traded Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Non-Traded Portfolio Funds’ investments, and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated.

Neither the Board of Trustees nor the Adviser will be able to confirm independently the accuracy of valuations provided by any Non-Traded Portfolio Fund Managers (which are generally unaudited).

In determining the value of publicly-traded securities (e.g., ETFs and other publicly traded Portfolio Funds), the Fund will generally value such assets as described below. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, or deemed unreliable for a security, or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades, but before the Fund calculates its net asset value, securities will be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask prices. In this respect, the Adviser participates in the valuation process by preparing the fair valuation for any such securities as per approved procedures and pursuant to a fair value process developed in coordination with the Fund’s administrator. The Adviser’s process is tested and subject to ongoing and periodic monitoring by the Adviser and the Fund’s administrator.

In cases where a fair valuation of securities is applied, the Fund’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. This fair value may also vary from valuations determined by other funds using their own fair valuation procedures. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund and the Adviser generally use independent pricing services to assist in calculating the value of the Fund’s securities. In addition, market prices for foreign securities are not determined at the same time of day as the net asset value for the Fund. In computing the net asset value, the Fund values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the New York Stock Exchange (the “NYSE”). Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its net asset value, the Adviser may need to price the security using the Adviser’s fair value pricing guidelines.

With respect to any portion of the Fund’s assets that are invested in one or more non-traded open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

As a result of investments by the Fund or other investment vehicles accessed by the Fund, if any, in foreign securities or other instruments denominated in currencies other than the U.S. dollar, the net asset value of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of these instruments denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed and an investor is not able to purchase, redeem or exchange shares.

The Adviser and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee, are accrued on a daily basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value if the judgments of the Adviser or the Non-Traded Portfolio Fund Managers regarding appropriate valuations should prove incorrect.

CONFLICTS OF INTEREST

The Adviser and the Sub-Adviser

The Adviser, the Sub-Adviser and certain of their respective affiliates provide or may provide investment advisory and other services to various entities. The Adviser, the Sub-Adviser and certain of their investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Adviser, the Sub-Adviser and each of their respective affiliates, “Other Accounts”). The Fund has no interest in these activities. As a result of the foregoing, the Adviser, the Sub-Adviser and the investment professionals who, on behalf of the Adviser and the Sub-Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Adviser or the Sub-Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Adviser or the Sub-Adviser, as applicable, will commit the Fund’s assets. There also may be circumstances under which the Adviser or the Sub-Adviser will consider participation by Other Accounts in investment opportunities in which the Adviser or the Sub-Adviser, as applicable, does not intend to invest on behalf of the Fund, or vice versa. In addition, the Adviser or Sub-Adviser may execute transactions for one or more Other Accounts that may adversely impact the value of the Fund’s assets. However, the Adviser and Sub-Adviser have policies that seek to allocate opportunities on a fair and equitable basis.

Additionally, the other clients of the Adviser, the Sub-Adviser or their respective affiliates may, subject to applicable law, hold securities, loans or other instruments of an issuer in a different class or a different part of the capital structure than securities, loans or other instruments of such issuer held directly or indirectly by the Fund. As a result, another client may pursue or enforce rights or activities or vote on certain matters, or refrain from pursuing or enforcing rights or activities or voting on certain matters, on behalf of its own account, which could have an adverse effect on the Fund. Conversely, the Adviser or the Sub-Adviser, as applicable, may determine not to pursue or enforce rights or activities available to the Fund that might be unfavorable to such other client or may determine not to vote on certain matters, on behalf of the Fund, in a manner that might be unfavorable to such other client, including by abstaining from the relevant vote or voting in line with other similarly situated investors.

The Adviser may compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof (“financial intermediaries”), including a broker/dealer affiliate of the Sub-Adviser that is expected to serve as the exclusive sub-distributor for the Fund upon the commencement of its offering of Shares, in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall net asset value of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. The Selling Agent may also charge investors, at its discretion, an upfront commission based on the purchase price of Shares purchased by the investor. As a result of the various payments that the Selling Agent and its affiliates receive from investors and the Adviser, the amount of compensation that the Selling Agent and its affiliates receive in connection with the sale of Shares likely will be greater than the compensation they receive for the distribution of other investment products. This difference in compensation creates an incentive for the Selling Agent to recommend the Fund over another investment product.

The Selling Agent may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Adviser, the Sub-Adviser, Portfolio Funds or portfolio companies or investment vehicles sponsored or managed by the Adviser, the Sub-Adviser or their respective affiliates or a Portfolio Fund Manager may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with, or (iii) otherwise convey benefits through commercial activities to, the Selling Agent or its affiliates. As such, certain conflicts of interest may exist between such persons and the Selling Agent. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

The Selling Agent and its affiliates may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or a Portfolio Fund. Such entities may compete with the Fund or the Portfolio Fund for investment opportunities and may invest directly in such investment opportunities. The Selling Agent and its affiliates may invest in a Portfolio Fund or a portfolio company and may do so on terms that are more favorable than those of the Fund.

The Selling Agent also will often serve as distributor for a Portfolio Fund in which the Fund invests and will receive compensation in connection with the distribution of such Portfolio Funds to other investors. Such compensation will be distinct from the compensation described above in relation to the Fund. The Selling Agent may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements create an incentive for the Selling Agent to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.

The Selling Agent or its affiliates may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests that may conflict with those of the Fund or a Portfolio Fund. The Selling Agent or its affiliates may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, a Portfolio Fund or a portfolio company. The Selling Agent may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, a Portfolio Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, interfund lending servicer, fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund or a Portfolio Fund may have publicly or privately traded securities in which the Selling Agent or its affiliates are investors or make a market. The trading activities of the Selling Agent or its affiliates generally will be carried out without reference to positions held by the Fund or a Portfolio Fund and may have an effect on the value of the positions so held, or may result in the Selling Agent or its affiliates having an interest in the issuer adverse to the Fund or the Portfolio Fund. The Selling Agent or its affiliates are not prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or a Portfolio Fund has an interest.

The Selling Agent or its affiliates may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or a Portfolio Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Portfolio Fund, including with respect to fees and the right to receive information.

The Adviser, the Sub-Adviser and/or their respective affiliates may advise funds that may invest in other funds advised by a Portfolio Fund Manager, or which has other relationships with a Portfolio Fund Manager. Accordingly, the relationships between the Adviser, the Sub-Adviser and/or their respective affiliates, including iCapital Advisors, LLC, and the Portfolio Fund Managers may create conflicts of interest for the Adviser or Sub-Adviser when determining whether to invest the Fund’s assets in a Portfolio Fund that is managed by a Portfolio Fund Manager.

Set out below are practices that the Adviser and/or the Sub-Adviser may follow. Although the Adviser anticipates that the Portfolio Fund Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that a Portfolio Fund Manager will abide by, and comply with, its stated practices. A Portfolio Fund Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Portfolio Funds.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser and/or the Sub-Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or a Portfolio Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser and/or the Sub-Adviser, or by the Adviser and/or the Sub-Adviser for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Portfolio Fund Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or a Portfolio Fund.

The Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser and the Distributor (collectively, the “Codes”). The Codes are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided. The Codes apply to the personal investing activities of Trustees and officers of the Fund and the Adviser and the Distributor.

Other Matters

A Portfolio Fund Manager may, from time to time, cause a Portfolio Fund to effect certain principal transactions in securities with one or more Portfolio Fund Manager Accounts, subject to certain conditions. Future investment activities of the Portfolio Fund Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser, the Sub-Adviser and their respective affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Adviser or the Sub-Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser, the Sub-Adviser and their respective affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

Selection of Portfolio Fund Managers

Currently, the Fund’s universe of investable strategies is limited to the Portfolio Funds on the MS Platform. The Sub-Adviser may at any time determine not to allocate the Fund’s assets to Portfolio Funds on the MS Platform and, instead, may determine to allocate its assets to funds that are not on the MS Platform.

Under normal circumstances, the Sub-Adviser intends to limit the universe of investable strategies to only those Portfolio Funds whose Portfolio Fund Managers agree to provide Revenue Sharing Payments (as defined below) to the Distributor and/or its affiliates. Notwithstanding the revenue sharing arrangements, the Adviser and Sub-Adviser act as fiduciaries of the Fund when selecting investments for the Fund.

Because the Fund proposes to allocate assets to interests in the Portfolio Funds sponsored or managed by the Portfolio Fund Managers, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which a Portfolio Fund Manager and its affiliates are engaged. Because the Portfolio Fund Managers earn compensation from the Portfolio Funds that they manage, the Portfolio Fund Managers face conflicts of interest when deciding which Portfolio Funds to make available to the Fund for its investment.

A Portfolio Fund Manager’s affiliates will not act as “underwriter” or “principal underwriter” of the Fund’s securities, as those terms are defined in the 1940 Act. A Portfolio Fund Manager may use its own resources to make payments to the Distributor and/or its affiliates in respect of the Fund’s investment in the Portfolio Fund.

Subject to certain conditions and limitations, each of the Portfolio Fund Managers has agreed to provide the Adviser and the Sub-Adviser with certain types of information and access to interests in Portfolio Funds, pursuant to agreements, to help enable the Adviser and the Sub-Adviser to invest the Fund’s assets in accordance with its strategy.

Each of the Portfolio Fund Managers provides investment advisory services to funds in addition to those in which the Fund may invest, and their respective investment professionals may also provide investment and financial services for their proprietary accounts as well. Accordingly, each of the Portfolio Fund Managers may have financial interests that diverge from those of the Portfolio Funds and conflicts of interest may arise in terms of their allocation of investment opportunities as well as their professional time between such managed Portfolio Funds and other clients and personal accounts.

Each of the Portfolio Fund Managers is engaged in a broad spectrum of activities including sponsoring and managing private Portfolio Funds and other activities. Those activities may present conflicts of interest if other Portfolio Funds either compete for the same investment opportunity or pursue investment mandates counter to each other.

It is expected that Portfolio Fund Managers will use their own resources to compensate the Distributor and/or its affiliates (“Revenue Sharing Payments”) in respect of the Fund’s investment in the Portfolio Funds. Under normal circumstances, the Sub-Adviser intends to select only Portfolio Funds whose Portfolio Fund Managers agree to pay such compensation. This limits the availability of investable strategies for the Fund and could result in the Fund not participating in investment opportunities that could benefit the Fund.

In addition, since the Selling Agent is an affiliate of the Sub-Adviser, the sub-advisory fee the Sub-Adviser will receive from the Adviser provides the Selling Agent with an incentive to favor the sale of the Fund over other investment products.

PURCHASES OF SHARES

Purchase Terms

The Fund offers two classes of Shares. The Fund will accept initial and additional purchases of Class A Shares or Class I Shares on a daily basis. All purchases are subject to the receipt of immediately available funds prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Portfolio Funds as of the applicable purchase date). An investor who misses this deadline will have the effectiveness of its investment in the Fund delayed.

Despite having to meet the earlier funding deadline described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

No upfront sales load is paid for sales of any Class A Shares. No upfront sales load or ongoing servicing fees are paid for sales of any Class I Shares. The Selling Agent may also charge investors, at its discretion, an upfront commission based on the purchase price of Shares purchased by the investor.

Class I Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) by the Fund’s executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, the Sub-Adviser, iCapital or other affiliates and their immediate family members, and, if approved by the Fund’s Board of Trustees, joint venture partners, consultants and other service providers or (5) other categories of investors that are named in an amendment or supplement to this prospectus. The Fund may also offer Class I Shares to certain feeder vehicles primarily created to hold the Fund’s Class I Shares, which in turn offer interests in themselves to investors; the Fund expects to conduct such offerings pursuant to exceptions to registration under the Securities Act of 1933, as amended (“Securities Act”), and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. The Fund may also offer Class I shares to other investment vehicles.

The minimum initial investment in the Fund from each investor is $2,500, and the minimum additional investment in the Fund is $500. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Adviser, the Sub-Adviser or their affiliates. For example, purchases made through investment advisory programs and self-directed investment platforms may be subject to lower minimum initial and additional investment amounts. Investors should contact their financial intermediary for more information on minimum investment amounts.

Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds.

Payment for each initial or subsequent purchase of Shares must be made in one installment.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, the Fund will ask your name, address, date of birth, and other information that will allow the Fund to identify you. If the Fund is unable to verify your identity, the Fund reserves the right to restrict additional transactions and/or liquidate your account at the next calculated NAV after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Eligibility

The Selling Agent may impose eligibility requirements for investors who purchase Shares.

REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to repurchase any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders will generally not be able to liquidate their investment in Shares other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. The Adviser will recommend to the Board of Trustees (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 3% of the Fund’s net asset value. Any repurchase of Shares from a Shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a Shareholder, the amount of such fee will be retained by the Fund. An Early Repurchase Fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The Fund may waive the Early Repurchase Fee that would otherwise apply for a repurchase of Shares (i) if such Shares are held in a discretionary account for which repurchase decisions are made pursuant to delegated authority and not by the Shareholder that is the beneficial owner of such Shares or (ii) held by a Shareholder that is employed by the Fund’s independent auditor and that becomes compelled to tender such Shares to comply with the professional independence requirements for such auditor.

There is no minimum number of Shares which must be repurchased in any repurchase offer. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

●	whether any Shareholders have requested to tender Shares to the Fund;

●	the liquidity of the Fund’s assets (including fees and costs associated with redeeming or otherwise withdrawing from Portfolio Funds);

●	the investment plans and working capital and reserve requirements of the Fund;

●	the relative economies of scale of the tenders with respect to the size of the Fund;

●	the history of the Fund in repurchasing Shares;

●	the availability of information as to the value of the Fund’s interests in underlying Portfolio Funds;

●	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

●	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

●	the recommendations of the Adviser.

In the event that the Board of Trustees determines to conduct a repurchase offer, the Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase offer and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s net asset value per Share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Shares will be repurchased by the Fund after the Management Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs — i.e., the accrued Management Fee for the month in which Shares are to be repurchased is deducted prior to effecting the relevant repurchase of Shares.

The Fund’s investments in Portfolio Funds may be subject to lengthy lock up periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to the net asset value and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions and the Fund may require and be unable to obtain the Portfolio Fund’s consent to effect such transactions. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Portfolio Funds in a timely manner.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

The Fund may also repurchase and/or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person, in accordance with the terms of its Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act, if the Fund determines that:

●	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or with the consent of the Fund, as described below;

●	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true; or

●	the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under the Special Laws or Regulations by virtue of continuing to hold any Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider each repurchase offer conducted by the Fund and submit repurchase requests accordingly.

Transfers of Shares

Shares may be transferred only:

(1)       by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

(2)       under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

A transferor of Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any such transfer of Shares, the Fund may require the transferor to obtain, at the transferor’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, the Sub-Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

VOTING

Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approvals of the Investment Advisory Agreement and Investment Sub-Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act.

Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

U.S. FEDERAL INCOME TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular Shareholder or to Shareholders who may be subject to special treatment under U.S. federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not “United States Persons” (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective Shareholders and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY PORTFOLIO FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Qualification as a Regulated Investment Company; Tax Treatment

The Fund has qualified and elected, and intends to qualify in the future, to be treated as a RIC under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to Shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt income for the Fund’s taxable year, the Fund will not be subject to U.S. federal corporate income taxes on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (i.e., the excess of the net long-term capital gains over net short-term capital losses) to Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.

In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year in an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one- year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.

In order to qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).

For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Portfolio Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Portfolio Funds. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by the Fund and such Portfolio Funds.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such taxable year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, for the taxable year in which the RIC would have failed the gross income test absent the application of the above cure provision, a tax would be imposed on the RIC equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the regular corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Portfolio Funds.

While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at the regular corporate rate without any deduction for distributions made to Shareholders, and the Fund generally would not be required to make any distributions unless certain other restrictions were to apply to require distributions. In addition, all distributions (including distributions of net capital gain) made to Shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions

The Fund intends to make distributions necessary to maintain its ability to be subject to tax as a regulated investment company under the Code and to avoid the imposition of corporate-level U.S. federal income tax. As such, the Fund intends to declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least annually, and in a manner consistent with the provisions of the Code and the 1940 Act. After the end of each calendar year, Shareholders subject to information reporting will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year.

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on any distributions that they receive from the Fund. Distributions from net investment income and net short-term capital gain generally will be characterized as ordinary income (which generally cannot be offset with capital losses from other sources), and, to the extent attributable to dividends from U.S. corporations, may be eligible for a dividends-received deduction for Shareholders that are corporations, provided the Shareholder satisfies the applicable holding period and other requirements. Further, to the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income,” which is generally subject to tax at rates equivalent to long-term capital gain tax rates, by Shareholders that are individuals, provided the Shareholder satisfies the applicable holding period and other requirements. Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the Shareholder and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” However, if the Shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the Shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions. Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital to the extent of (and in reduction of) a Shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below in “Income from Repurchases and Transfers of Shares,” if a repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased. In such case, the tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be added to the basis of any remaining Shares held by the Shareholder.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

Individuals (and certain other non-corporate entities) are generally eligible for a 20% deduction with respect to taxable ordinary dividends from REITs. Treasury regulations allow regulated investment companies to pass-through the deduction with respect to taxable ordinary dividends from REITs to shareholders.

The tax treatment of the Fund’s distributions from net investment income and capital gains generally will be the same whether the Shareholder takes such distributions in cash or reinvests them to buy additional Shares.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at the regular corporate rate on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains to its Shareholders, which will be treated as if each Shareholder received a distribution of his or her pro rata share of such gain, with the result that each Shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

An additional 3.8% tax will be imposed in respect of the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts to the extent such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain.

Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.

Income from Repurchases and Transfers of Shares

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase may constitute a dividend to the Shareholder to the extent of such Shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a dividend from the Fund, and Foreign Shareholders may be subject to withholding taxes on repurchase proceeds that are treated as a dividend from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing shares of the Fund.

If the repurchase or transfer of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the Shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for one year or less.

Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase or transfer of the Shares. If disallowed, the loss will be reflected as an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.

If the repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase or transfer may not be changed after the valuation date established by the Fund in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase that qualifies for “sale or exchange” treatment.

If a Shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder that is not an S corporation), the Shareholder must file with the IRS a disclosure statement on an IRS Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

Other Considerations

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company. Certain expenses of nonpublicly offered regulated investment companies, including the Management Fee, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as individuals (thus, for example, a qualified pension plan would not be subject to this rule). Such a Shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the Shareholder and will generally not be deductible by the Shareholder. A “nonpublicly offered regulated investment company” is a RIC whose equity interests are neither (i) continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act), (ii) regularly traded on an established securities market, nor (iii) held by at least 500 persons at all times during the taxable year.

Fund Investments

It is intended that the Fund will invest a portion of its assets in Portfolio Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Portfolio Funds (including in circumstances where investments by the Portfolio Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Some of the income that the Fund may earn directly or through a Portfolio Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. In such case, the Fund may have to dispose of interests in Portfolio Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Portfolio Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders. The Fund’s subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

If the Fund uses debt financing, the Fund may be prevented by financial covenants contained in the Fund’s debt financing agreements from making distributions to Shareholders in certain circumstances. In addition, under the 1940 Act’s Asset Coverage Requirement, the Fund is generally not permitted to make distributions to Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Types of Investments and Related Risks — Direct Investment Related Risks — Leverage Utilized by the Fund.” Limits on the Fund’s distributions to Shareholders may prevent the Fund from satisfying the distribution requirements and, therefore, may jeopardize the Fund’s qualification for taxation as a RIC or subject the Fund to the excise tax. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by (1) the illiquid nature of the Fund’s portfolio and/or (2) other requirements relating to the Fund’s qualification as a RIC, including the diversification requirements. If the Fund disposes of assets in order to meet the distribution requirements, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

Hedging and Derivative Transactions

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.

Offsetting positions held by the Fund, or the Portfolio Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Portfolio Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Portfolio Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Portfolio Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or possibly a Portfolio Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Portfolio Fund, enters into the Contract or acquires the underlying property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund, or possibly a Portfolio Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-through entities (including other RICs, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-through entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Department of the Treasury (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-through entities.

Passive Foreign Investment Companies and Controlled Foreign Corporations

The Fund may indirectly hold equity interests in non-U.S. Portfolio Funds and/or non-U.S. portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a non-U.S. entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in its income each taxable year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be available to the Fund with respect to many PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such loss did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above).

Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

If the Fund holds (directly, indirectly or by attribution) 10% or more (by vote or value) of the interests treated as equity for U.S. federal income tax purposes in a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (i.e., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (directly, indirectly or by attribution) 10% or more of the combined value or voting power of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.

Under Treasury regulations, income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, Shareholders and prospective Shareholders should consider the potential state and local tax consequences associated with an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders will generally be taxable in their state of residence with respect to their income or gains earned and distributed by the Fund as dividends for U.S. federal income tax purposes, or the amount of their investment in the Fund.

Foreign Taxes

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its Shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

Information Reporting and Backup Withholding

Information returns will generally be filed with the IRS in connection with distributions made by the Fund to Shareholders unless Shareholders establish they are exempt from such information reporting (e.g., by properly establishing that they are classified as corporations for U.S. federal tax purposes). Additionally, the Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”), generally on an IRS Form W-9, or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS.

U.S. Federally Tax-Exempt Shareholders

Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the U.S. federally tax-exempt Shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A U.S. federally tax-exempt Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

The foregoing discussion does not address all of the U.S. federal income tax consequences that may be applicable to a tax- exempt Shareholder as a result of an investment in the Fund. For example, for taxable years beginning before December 31, 2025, certain tax-exempt private universities should be aware that they are subject to a 1.4% excise tax on their “net investment income” that is not otherwise taxed as UBTI, including income from interest, dividends and capital gains. Tax legislation enacted in July of 2025 has modified these rules to, among other changes, implement a tiered excise tax rate and increase the maximum excise tax rate to 8% for taxable years beginning after December 31, 2025. Tax-exempt investors should consult with their tax advisors regarding an investment in the Fund.

Foreign Shareholders

U.S. taxation of a Shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (each, a “Foreign Shareholder”) as defined in the Code, depends on whether the income derived by the Foreign Shareholder from the Fund is “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder. The Fund is a corporation for U.S. federal income tax purposes. Under current law, a Foreign Shareholder should not be considered to be engaged in the conduct of a business in the United States solely by reason of its investment in the Fund.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the Foreign Shareholder), which tax is generally withheld from such distributions. Dividend distributions that the Fund properly reports as attributable to certain U.S. source interest income and/or short-term capital gains derived by the Fund generally will, however, be exempt from such withholding tax. Furthermore, capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains generally will not be subject to U.S. tax at the rate of 30% (or lower treaty rate), unless the Foreign Shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. In order to qualify for any reduction or exemption from U.S. withholding tax, a Foreign Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.

Any capital gain that a Foreign Shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless, in the case of a Foreign Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Foreign Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. A repurchase of Shares may be subject to U.S. federal income tax withholding to the extent such repurchase is treated as a “dividend” as described above.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are reported by the Fund as undistributed capital gains, and any gains realized upon a repurchase of Shares or otherwise upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Foreign Shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the Foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption in the manner discussed above. In addition, dividend reinvestments will be made net of any applicable U.S. withholding taxes.

The tax consequences to a Foreign Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Account Tax Compliance Act

The Fund is required under the Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code to withhold U.S. tax (at a 30% rate) on payments of dividends made to certain non-U.S. entities (including financial intermediaries) that fail to comply (or are not deemed compliant) with extensive reporting and withholding requirements designed to inform the Treasury of U.S.-owned foreign investment accounts unless various U.S. information reporting and diligence requirements (that are in addition to and significantly more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (e.g., IRS Form W-8BEN)) and certain other requirements have been satisfied. The information required to be reported includes the identity and taxpayer identification number of each account holder and transaction activity within the holder’s account. Persons located in jurisdictions that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Other Taxation

The foregoing represents a summary of the general tax rules and considerations affecting Shareholders and the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, which may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those sections of this Prospectus and its related SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, individual retirement account (“IRA”), Keogh plan, or other plan or arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, including any entity whose assets are considered “plan assets” (each of the foregoing, a “Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to Plans that are subject to ERISA (an “ERISA Plan”), including prudence, diversification, an obligation not to engage in prohibited transactions, and other requirements. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “U.S. Federal Income Tax Aspects,” above), and the projected return of the Fund relative to the ERISA Plan’s funding objectives.

Investors purchasing Shares through an ERISA Plan may obtain additional information regarding the ERISA Plan from their plan sponsor.

Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. For this reason, the Adviser will therefore not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

Certain prospective Plan investors may currently maintain relationships with the Adviser, Sub-Adviser or one or more Portfolio Fund Managers in which the Fund invests, or with other entities that are affiliated with the Adviser, Sub-Adviser or such Portfolio Fund Managers. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person with respect to any Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits and the Code penalizes the use of a Plan’s assets for the benefit of a party in interest or disqualified person, and also prohibits (and penalizes) a Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan Shareholders should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code.

Employee benefit plans which are not subject to ERISA or the related provisions of the Code may be subject to other rules governing such plans. Fiduciaries of employee benefit plans which are not subject to ERISA, whether or not subject to Section 4975 of the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE FUND’S SALE OF SHARES TO ANY PLAN IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER, THE SUB-ADVISER OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

PLAN OF DISTRIBUTION

iCapital Markets LLC, an affiliate of the Adviser, acts as the Distributor of the Shares on a best efforts basis, subject to various conditions. The minimum initial investment in the Fund by any investor is $2,500, and the minimum additional investment in the Fund by any investor is $500, unless waived or reduced. For example, purchases made through investment advisory programs and self-directed investment platforms may be subject to lower minimum initial and additional investment amounts. Investors should contact their financial intermediary for more information on minimum investment amounts. Shares will not be listed on any national securities exchange. See “Purchases of Shares.”

Under the terms of the Distribution Agreement with the Distributor, the Distributor is authorized to retain brokers, dealers and certain registered investment advisers and other financial intermediaries for distribution services and to provide ongoing investor services and account maintenance services to Shareholders holding Class A Shares or Class I Shares. The Distributor has entered into a dealer agreement with the Selling Agent to participate in the distribution of the Shares as the exclusive selling agent for the Fund. The Selling Agent may utilize the services of certain of its broker-dealer affiliates for distribution of the Shares in certain jurisdictions.

The Fund will pay (i) a monthly shareholder services fee out of the net assets of Class A Shares at the annual rate of 0.25% of the aggregate net asset value of Class A Shares and (ii) a monthly distribution fee at the annual rate of 0.50% of the aggregate net asset value of Class A Shares, determined and accrued based on the average daily net assets of the Fund’s Class A Shares (before any repurchases of Shares), provided that the fees shall in no instance be greater than fees computed based on the Fund’s month-end net asset value for the relevant month (the “Distribution and Servicing Fee”). Class I Shares are not subject to the Distribution and Servicing Fee.

The Distributor will pay the Selling Agent substantially all of the Distribution and Servicing Fee which the Selling Agent will use to compensate its brokerage representatives for Class A Shares sales and support. If you buy Class A Shares, the Selling Agent may directly charge you a commission in such amount as it may determine. Please consult the Selling Agent for additional information.

The Distribution and Servicing Fee is charged on an aggregate class-wide basis, and Class A Shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Shares. Each compensated broker, dealer or other financial intermediary distributing Class A Shares is paid by the Distributor based on the aggregate net asset value of outstanding Class A Shares held by Shareholders that receive services from such broker, dealer or other financial intermediary.

Class I Shares may be purchased through the Selling Agent, which has entered into an arrangement with the Distributor to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored or managed by the Selling Agent. Shares are not available in certificated form.

The Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain brokers, dealers or other financial intermediaries that have agreed to participate in the distribution of the Fund’s Shares, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services. A Portfolio Fund Manager may use its own resources to help with the distribution of its Portfolio Fund, including by making payments to the Distributor or an affiliate in respect of the Fund’s investment in the Portfolio Fund.

The Fund has also agreed to indemnify the Distributor, its affiliates, and controlling persons against certain liabilities, including certain liabilities arising under the Securities Act or 1940 Act. However, this indemnity provision will not apply to any person who is also an officer, Trustee, or controlling person of the Fund unless certain conditions are met.

Generally, the minimum required initial investment in the Fund by any investor is $2,500, and the minimum additional investment in the Fund by any investor is $500, unless waived or reduced. Once a prospective investor’s order is received, a confirmation will be sent to the investor. The investor’s account with the Selling Agent will be debited for the purchase amount, which will be deposited into an account with Ultimus, as the Fund’s transfer agent.

Shares may be purchased on a daily basis at the Fund’s net asset value. The Fund reserves the right, in its sole discretion, to accept or reject any request to purchase Shares at any time. In general, any investment will be accepted if an order is received in satisfactory order in advance of the applicable cut-off times relating to that business day, which cut-off times can be established by the financial intermediary.

DISTRIBUTION POLICY

Dividends will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned by the Fund each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Portfolio Funds in whose securities the Fund invests will not pay any dividends, and this, together with the Fund’s relatively high expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.

It is anticipated that substantially all of any taxable net capital gain realized on investments will be paid to Shareholders at least annually, even if the Fund loses value. The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

Automatic Dividend Reinvestment Plan

Pursuant to the DRIP, each Shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested (net of any applicable withholding tax) in additional Shares unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45 day period. A Shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such Shareholder’s behalf.

A Shareholder may elect to:

●	reinvest both dividends and capital gain distributions;

●	receive dividends in cash and reinvest capital gain distributions; or

●	receive both dividends and capital gain distributions in cash.

Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRIP.

Shares will be issued pursuant to the DRIP at their net asset value determined on the next valuation date following the ex- dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund.

All correspondence or questions concerning the DRIP should be directed to the Administrator, Ultimus Fund Solutions, LLC, by telephone, 1-833-640-7393, or in writing to Regular Mail: C/O Ultimus Fund Solutions PO Box 46707 Cincinnati, OH 45246 or via Overnight Mail: C/O Ultimus Fund Solutions 225 Pictoria Dr, Suite 450 Cincinnati, OH 45246.

ADDITIONAL INFORMATION ABOUT THE FUND

Each Share represents a proportional interest in the assets of the Fund. Each Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions.

OUTSTANDING SECURITIES

 The following table sets forth information about the Fund’s outstanding Shares as of June 30, 2026:

Title of Class	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding
Class A Shares of Beneficial Interest	Unlimited	0	85,022,396
Class I Shares of Beneficial Interest	Unlimited	0	30,422,645

ANTI-TAKEOVER AND CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

The Declaration of Trust and By-Laws of the Fund contain provisions that could have the effect of limiting (i) the ability of other entities or persons to acquire control of the Fund; (ii) the Fund’s freedom to engage in certain transactions or (iii) the ability of the Fund’s Trustees or Shareholders to amend the Declaration of Trust and By-Laws or effectuate changes in the Fund’s management. These provisions of the Declaration of Trust and By-Laws of the Fund may be regarded as “anti-takeover” provisions. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with the Board of Trustees. These measures, however, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of the Fund’s Shareholders. Such attempts could have the effect of increasing the Fund’s expenses and disrupting its normal operation.

The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed (i) with or without cause at any time any meeting of shareholders by a vote of the holders of two-thirds of outstanding Shares of the Fund, or (ii) with or without cause at any time by a majority of the remaining Trustees. The number of Trustees is currently four, but by action of a majority of the Trustees, the number of Trustees may from time to time be increased or decreased. Subject to applicable provisions of the 1940 Act, vacancies on the Board may be filled by a majority action of the remaining Trustees. Such provisions may work to delay a change in the majority of the Board.

Additionally, the Fund’s Agreement and Declaration of Trust requires that actions by Shareholders against the Fund, except for those arising under the federal securities laws, shall be exclusively brought in the Court of Chancery of the State of Delaware, or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. The Fund’s Agreement and Declaration of Trust requires that actions arising under the federal securities laws must be exclusively brought in the federal district courts of the United States of America. The Fund’s Agreement and Declaration of Trust also requires that the right to jury trial be waived to the fullest extent permitted by law for any such action. Other investment companies may not be subject to similar restrictions. In addition, the designation of certain courts as exclusive jurisdictions for certain claims may make it more expensive for a Shareholder to bring a suit than if the Shareholder was permitted to select another jurisdiction. The exclusive jurisdiction designation and the waiver of jury trials would limit a Shareholder’s ability to litigate certain claims in a jurisdiction or in a manner that may be more favorable to the Shareholder.

The information contained under this heading is only a summary. Please refer to the provisions in the Fund’s Declaration of Trust and By-Laws, which is on file with the SEC, for more information.

INQUIRIES

Inquiries concerning the Fund and Shares (including information concerning purchase and repurchase procedures) should be directed to:

Morgan Stanley Private Markets and Alternatives Fund - Balanced

c/o iCapital Fund Advisors LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

Telephone: (212) 994-7400

MORGAN STANLEY PRIVATE MARKETS AND ALTERNATIVES FUND - BALANCED

Class A Shares

Class I Shares

July 29, 2026

STATEMENT OF ADDITIONAL INFORMATION

60 East 42nd Street
26th Floor
New York, NY 10165
(212) 994-7400

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Morgan Stanley Private Markets and Alternatives Fund – Balanced (the “Fund”) dated July 29, 2026, as may be amended, supplemented or restated from time to time (“Prospectus”). A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

TABLE OF CONTENTS OF THE SAI

INVESTMENT POLICIES AND PRACTICES

The Fund is a recently organized, non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on March 11, 2025. The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”). Class A Shares and Class I Shares are subject to different fees and expenses.

iCapital Fund Advisors LLC (the “Adviser”) serves as the Fund’s investment adviser. Consulting Group Advisory Services LLC, a business of Morgan Stanley (the “Sub-Adviser”), serves as the Fund’s investment sub-adviser. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. As defined by the Investment Company Act of 1940, as amended (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Fund’s shareholders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund:

1.	will not borrow money or issue any class of senior securities, except to the extent consistent with the 1940 Act, and the rules and regulations thereunder, or as may otherwise be permitted from time to time by regulatory authority;

2.	will not “concentrate” its investments in a particular industry or group of industries, except as permitted under the 1940 Act, and the rules and regulations thereunder as such may be interpreted or modified from time to time by regulatory authorities having appropriate jurisdiction;

3.	will not make loans, except to the extent consistent with the 1940 Act, and the rules and regulations thereunder, or as may otherwise be permitted from time to time by regulatory authority;

4.	will not act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed an underwriter under applicable laws;

5.	will not purchase or sell real estate, except to the extent permitted under the 1940 Act and the rules and regulations thereunder, as such may be interpreted or modified from time to time by regulatory authorities having appropriate jurisdiction;

6.	will not invest in physical commodities or contracts relating to physical commodities, except to the extent permitted under the 1940 Act and other applicable laws, rules and regulations, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time and as set forth in the Fund’s offerings documents, including any private placement memorandums, prospectuses, or statements of additional information;

7.	will not purchase securities on margin, except as permitted under the 1940 Act, and the rules and regulations thereunder as such may be interpreted or modified from time to time by regulatory authorities having appropriate jurisdiction; and

8.	will not engage in short sales or write put or call options, except as permitted under the 1940 Act, and the rules and regulations thereunder as such may be interpreted or modified from time to time by regulatory authorities having appropriate jurisdiction.

With respect to the Fund’s policy not to invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry, in determining whether the Fund is concentrated in an industry or group of industries, the Adviser and the Sub-Adviser will use their reasonable best efforts to take into account the Portfolio Funds’ (as defined in the Prospectus) focus on particular industries.

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With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and transactions of Portfolio Funds in which assets of the Fund are invested.

The Fund’s investment objective is not fundamental and may be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act).

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Adviser will recommend to the Board of Trustees (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from shareholders of the Fund (“Shareholders”) on a quarterly basis in an amount not to exceed 3% of the Fund’s net asset value. In determining whether the Fund should repurchase Shares from Shareholders pursuant to written tenders, the Board of Trustees will consider the recommendation of the Adviser. The Board of Trustees also will consider various factors, including, but not limited to, those listed in the Prospectus, in making its determinations.

In the event that the Board of Trustees determines to conduct a repurchase offer, the Board of Trustees will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase offer. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated daily) from Ultimus Fund Solutions, LLC, the administrator for the Fund, during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Board of Trustees) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Mandatory Repurchases and Redemptions

As noted in the Prospectus, the Fund has the right to repurchase and/or redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances, in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act. Such mandatory redemptions may be made if:

●	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or with the consent of the Fund, as described below;

●	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

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●	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true; or

●	the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under the Special Laws or Regulations by virtue of continuing to hold any Shares.

Transfers of Shares

Shares are subject to restrictions on transferability and liquidity will be provided by the Fund only through repurchase offers, which may be made from time to time by the Fund as determined by the Board of Trustees in its sole discretion. No transfer of Shares will be permitted by the Fund unless, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund’s minimum investment requirement.

The Fund’s organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, the Sub-Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

MANAGEMENT OF THE FUND

The Trustees supervise the Fund’s affairs under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.

Trustees and Officers

The Board of Trustees consists of four Trustees. Three Trustees have no affiliation or business connection with the Adviser, Sub-Adviser or any of their respective affiliated persons and do not own any stock or other securities issued by the Adviser or Sub-Adviser. These are the “non-interested” or “Independent Trustees” and are not considered “interested persons” (as defined in the 1940 Act) of the Fund, the Adviser or the Sub-Adviser. The other Trustee (the “Interested Trustee”) is affiliated with the Adviser.

Board Structure and Oversight Function. The Board of Trustees’ leadership structure features an Independent Trustee serving as Chairperson and the Board Committee described below. The Chairperson participates in the preparation of the agenda for meetings of the Board of Trustees and the preparation of information to be presented to the Board of Trustees with respect to matters to be acted upon by the Board of Trustees. The Chairperson also presides at all meetings of the Board of Trustees and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.

The Board of Trustees operates using a committee structure to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board of Trustees has established two standing committees: the Audit Committee and Nominating and Governance Committee. The Audit Committee and Nominating and Governance Committee are each comprised exclusively of Independent Trustees. The Audit Committee and Nominating and Governance Committee charters govern the scope of each Committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of the Audit Committee and Nominating and Governance Committee, including their oversight responsibilities, are described further under the caption “Independent Trustees, the Audit Committee and the Nominating and Governance Committee.”

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The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board of Trustees oversees these risks as part of its broader oversight of the Fund’s affairs through various Board of Trustees and committee activities. The Board of Trustees has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer, members of the Fund’s administration and accounting teams, representatives from the Fund’s independent registered public accounting firm, the Fund’s Treasurer and portfolio management personnel and independent valuation and brokerage evaluation service providers, make regular reports regarding the Fund’s activities and related risks to the Board of Trustees and the Audit Committee, as appropriate. These reports include, among others, quarterly performance reports, quarterly derivatives activity and risk reports and discussions with members of the risk teams relating to each asset class. The Board of Trustees’ committee structure allows the Audit Committee to focus on certain aspects of risk and the potential impact of these risks on the Fund and then report back to the full Board of Trustees. In between regular meetings, Fund officers also communicate with the Board of Trustees regarding material exceptions and items relevant to the Board of Trustees’ risk oversight function.

The Board of Trustees recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board of Trustees recognizes that it may be necessary for the Fund to bear certain risks (such as investment risks) to achieve its investment objective.

As needed between meetings of the Board of Trustees, the Board of Trustees, Audit Committee or Nominating and Governance Committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund’s operations and related risks.

Independent Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board of Trustees has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board of Trustees has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board of Trustees believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board of Trustees to operate effectively in governing the Fund and protecting the interests of Shareholders. Information about the Board of Trustees nomination process is provided below under the caption “Independent Trustees, the Audit Committee and the Nominating and Governance Committee.”

The Trustees of the Fund, their ages, addresses, positions held, lengths of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex (defined below) overseen by each Independent Trustee and other directorships, if any, held by the Trustees, are shown below. The “Fund Complex” includes all open-end and closed-end funds (including all of their portfolios) advised by the Adviser and any registered funds that have an adviser that is an affiliate of the Adviser.

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Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex**
Independent Trustees

Mark D. Gersten (74) c/o Morgan Stanley Private Markets and Alternatives Fund – Balanced One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since 2025	Independent Consultant (since 2012)	8	Trustee of Northern Lights Fund Trust (since 2013); Northern Lights Variable Trust (since 2013); and Two Roads Shared Trust (since 2012)

Anita K. Krug (57) c/o Morgan Stanley Private Markets and Alternatives Fund - Balanced One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since 2025	Chicago-Kent College of Law, Dean (2019-2025), Professor (since 2019); University of Washington Bothell, Interim Vice Chancellor for Academic Affairs (2018 – 2019); University of Washington School of Law, Interim Dean (2017 – 2018), Professor (2016 – 2019), Associate Professor (2014 – 2016), Assistant Professor (2010 – 2014)	8	Trustee of Two Roads Shared Trust (since 2012) and Centerstone Investors Trust (from 2016-2021); Manager of the Altair/Eagle Funds (since 2024)

Christopher Russell (60) c/o Morgan Stanley Private Markets and Alternatives Fund - Balanced One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since 2025	Managing Director, Golub Capital (since October 2025); Partner and Manager, CWR Partners LLC (since 2023); Manager and Owner, SCWM Capital LLC (since 2024); Managing Director (2018-2024)	8	None

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

The Trustee who is affiliated with the Adviser or affiliates of the Adviser (as set forth below) and their age, address, positions held, length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by the Interested Trustee and the other directorships, if any, held by the Interested Trustee, are shown below.

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	Position(s) Held	Length of Time	Principal Occupation(s) During Past	Number of Portfolios Overseen in Fund	Other Trusteeships/ Directorships Held Outside the Fund
Name, Age and Address	with Registrant	Served*	5 Years	Complex	Complex**
Interested Trustee
Nicholas Veronis (59) One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee and President	Indefinite Length – Since 2025	Co-Founder and Managing Partner of Institutional Capital Network, Inc.	8	None

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

The executive officers of the Fund, their ages, addresses, positions held, lengths of time served and their principal business occupations during the past five years are shown below.

Name, Age and Address	Position(s) Held with Registrant	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years
Officers

Dan Ellenwood (56) c/o Northern Lights Compliance Services, LLC 4221 North 203rd Street, Suite 100 Elkhorn, NE 68022	Chief Compliance Officer	Indefinite Length — Since 2025	Vice President and Senior Compliance Officer, Northern Lights Compliance Services, LLC (since 2024); Chief Compliance Officer, North Square Investments (2021-2023); Vice President and Fund Compliance Oversight Manager, Nuveen Investments (2013-2021).

Jared Lahman (39) c/o Northern Lights Compliance Services, LLC 4221 North 203rd Street, Suite 100 Elkhorn, NE 68022	Anti-Money Laundering Officer	Indefinite Length — Since 2025	Compliance Analyst, Northern Lights Compliance Services, LLC (since January 2019).

Indira Mahadeo (53) c/o Morgan Stanley Private Markets and Alternatives Fund - Balanced One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Treasurer, Principal Financial Officer and Principal Accounting Officer	Indefinite Length — Since 2025	Managing Director and Global Head of Fund Finance and Treasury (since 2024) and Global Head of Strategic Transformation for MSIM Operations Platforms (2019-2024).

Brian Hourihan (62) c/o Morgan Stanley Private Markets and Alternatives Fund - Balanced One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Secretary	Indefinite Length — Since 2026	Managing Director, Brookfield Asset Management (2017 – 2026).

Timothy Burdick (37) c/o Morgan Stanley Private Markets and Alternatives Fund - Balanced One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Assistant Secretary	Indefinite Length – Since 2025	Vice President and Managing Counsel, Ultimus Fund Solutions, LLC (since 2022); Assistant Vice President and Counsel, Ultimus Fund Solutions, LLC (2019 – 2022); and Senior Program Compliance Manager, CJ Affiliate (2016 – 2019).

*	Each officer serves an indefinite term, until his or her successor is elected.

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For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Adviser) as of December 31, 2025, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent:
Mark D. Gersten	None	Over $100,000
Anita K. Krug	None	None
Christopher Russell	None	None
Interested:
Nick Veronis	None	Over $100,000

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

As of June 30, 2026, the Trustees and Officers of the Fund, as a group, owned less than 1% of the outstanding Shares of each class of the Fund.

Independent Trustees, the Audit Committee and the Nominating and Governance Committee

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board of Trustees currently has two committees: the Audit Committee and the Nominating and Governance Committee.

The Independent Trustees are charged with recommending to the full Board of Trustees approval of management, advisory and administration contracts, and distribution and underwriting agreements; continually reviewing fund performance; brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time.

The Board of Trustees has separately-designated standing Audit and Nominating and Governance Committees. The Audit Committee is charged with recommending to the full Board of Trustees the engagement or discharge of the Fund’s independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm’s duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

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The members of the Audit Committee of the Fund are Mark D. Gersten, Anita K. Krug and Christopher Russell. None of the members of the Fund’s Audit Committee is an Interested Trustee. The Chairperson of the Audit Committee of the Fund is Christopher Russell. The Audit Committee met 4 times during the fiscal period ended March 31, 2026.

The Nominating and Governance Committee is responsible for selecting, researching and nominating Trustees for election by the Fund’s Shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board Trustees, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees. The Fund has adopted a formal, written Nominating and Governance Committee Charter. The Nominating and Governance Committee may consider recommendations for nomination of individuals for election as Trustees from Shareholders.

The members of the Nominating and Governance Committee of the Fund are Mark D. Gersten, Anita K. Krug and Christopher Russell. The members of the Fund’s Nominating and Governance Committee are Independent Trustees. The Chairperson of the Nominating and Governance Committee of the Fund is Anita Krug. The Nominating and Governance Committee met 2 times during the fiscal period ended March 31, 2026.

The Fund does not have a separate valuation committee. The Board of Trustees intends that any items required to be considered pursuant to the Fund’s valuation procedures or Rule 2a-5 under the 1940 Act would be reviewed by the full Board of Trustees.

Experience, Qualifications and Attributes

The Board of Trustees has concluded, based on each Trustee’s experience, qualifications and attributes that each Trustee should serve on the Board of Trustees. Following is a brief summary of the information that led to and/or supports this conclusion.

Mark Gersten has over 40 years of business experience in the investment management business with a focus on mutual funds and alternative funds. He serves as a member of other mutual fund boards outside of the Fund Complex and possesses a strong understanding of the regulatory framework under which investment companies must operate based on his service to this Board of Trustees and extensive experience administering mutual funds. Mr. Gersten is a certified public accountant and holds an MBA in accounting.

Anita Krug has extensive experience as an attorney advising investment advisory firms, particularly those managing hedge funds. She also has extensive experience as a law professor whose scholarship focuses on investment advisers, hedge funds, and mutual funds.

Christopher Russell has extensive experience as a global private equity executive with over 25 years of investment experience in buyouts, growth equity, structured equity and private credit. Mr. Russell has served on over 25 portfolio company boards as a director, for both private and public companies, and in both the U.S. and internationally.

Nick Veronis has extensive experience in the asset management and investment banking industries.

The Trustees’ principal occupations during the past five years or more are shown in the above tables.

Shareholder Communications

Shareholders may send communications to the Board of Trustees. Shareholders should send communications intended for the Board of Trustees by addressing the communications directly to that Board of Trustees (or individual Trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board of Trustees (or individual Trustees) and by sending the communication to either the Fund’s office or directly to such Trustee(s) at the address specified for each Trustee previously noted. Other Shareholder communications received by the Fund not directly addressed and sent to the Board of Trustees will be reviewed and generally responded to by management, and will be forwarded to the Board of Trustees only at management’s discretion based on the matters contained therein.

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COMPENSATION

At the Fund Complex level, each Independent Trustee is paid an annual retainer of $165,000, and each Independent Trustee receives an additional special meeting fee of $1,000 for his or her participation in any special meeting of the Board of Trustees or the Audit Committee. The Chairperson of the Board of Trustees, Chairperson of the Audit Committee and Chairperson of the Nominating and Governance Committee are also paid additional annual fees of $15,000, $10,000 and $5,000, respectively. The Fund pays an amount of the Independent Trustees’ annual fees that is proportionate to its assets as compared to the assets of the Fund Complex. All Trustees are reimbursed for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

The following is the total compensation(1) paid to the Trustees during the fiscal year ended March 31, 2026:

Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex Paid to Trustees(2)
Name of Independent Trustee:
Mark D. Gersten	$28,557	$136,000
Anita K. Krug	$26,275	$126,000
Christopher Russell	$27,417	$131,000
Name of Interested Trustee
Nicholas Veronis	None	None

(1)        Each Trustee was elected to the Board on June 9, 2025.

(2)        During the fiscal year ended March 31, 2026, the Fund Complex was comprised of the Fund, iDirect Private Markets Fund, iDirect Private Credit Fund, iDirect Multi-Strategy Fund, LLC and TPG Private Markets Fund.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser, the Sub-Adviser and iCapital Markets LLC (the “Distributor”) (collectively the “Codes”). The Codes are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.

The Codes apply to the personal investing activities of Trustees and officers of the Fund, the Adviser, the Sub-Adviser and the Distributor (“Access Persons”).

Rule 17j-1 under the 1940 Act and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes are complied with). Under the Codes, Access Persons are permitted to engage in personal securities transactions, but are required to report certain personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC, and are available to the public.

Investment Advisory, Sub-Advisory, Distribution and Licensing Agreements

iCapital Fund Advisors LLC, a registered investment adviser, is owned by Institutional Capital Network, Inc. (“iCapital”). iCapital is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s shares. The Adviser is a Delaware limited liability company formed in 2024 that provides management services to four registered investment companies, including the Fund and three other funds that invest in private fund investment interests. The Adviser and its affiliates have managed registered investment companies that are invested in private funds, including private funds with foreign asset exposure, since 2021. As of January 31, 2026, iCapital had total platform assets of $331.5 billion, including $62.8 billion in international platform assets.

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The Adviser serves as investment adviser to the Fund pursuant to the Investment Advisory Agreement entered into between the Fund and the Adviser. The Trustees have engaged the Adviser to provide overall management of the Fund under the ultimate supervision of, and subject to any policies established by, the Board of Trustees. The Adviser is also responsible for the structuring and distribution functions for the Fund. The Adviser also provides, or arranges at its expense, for certain management and administrative services for the Fund. Some of those services include providing support services, maintaining and preserving certain records, and preparing and filing various materials with state and U.S. federal regulators.

The offices of the Adviser are located at 60 East 42nd Street, 26th Floor, New York, New York, and its telephone number is (212) 994-7400. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at Ultimus Fund Solutions, LLC, 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246.

Consulting Group Advisory Services LLC, a business of MS and a registered investment adviser, is owned by Morgan Stanley in its entirety and is responsible for the day-to-day management of the Fund’s assets. The Sub-Adviser allocates the Fund’s assets and monitors regularly each Portfolio Fund to determine whether its investment program is consistent with the Fund’s investment objective and whether the Portfolio Fund’s investment performance and other criteria are satisfactory. The Sub-Adviser may sell Portfolio Funds and select additional Portfolio Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Trustees. The Sub-Adviser has extensive experience in providing investment adviser selection services. MS’s analysts, in the aggregate, have many years of experience performing asset manager searches for institutional and individual clients. These analysts rely on the Sub-Adviser’s comprehensive database of a universe of registered investment advisory firms. The Sub-Adviser is a limited liability company formed in Delaware that provides advisory services to the Fund. As of June 30, 2026, the Sub-Adviser had assets under management of $11.2 billion.

The Sub-Adviser serves as investment sub-adviser to the Fund pursuant to the Investment Sub-Advisory Agreement entered into between the Adviser and the Sub-Adviser. The Sub-Adviser provides ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio subject to the overall supervision of the Adviser and the Fund’s officers and Board of Trustees.

The offices of the Sub-Adviser are located at 2000 Westchester Avenue, Purchase, NY 10577.

Approval of the Investment Advisory Agreement and Investment Sub-Advisory Agreement

The Investment Advisory Agreement and the Investment Sub-Advisory Agreement were approved by the Board of Trustees (including a majority of the Independent Trustees) at a meeting held on June 9, 2025. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement each have an initial term of two years and will continue in effect from year to year thereafter so long as each such continuance is approved annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance of each agreement is also approved by a majority of the Independent Trustees. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board of Trustees; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement also provide that each will terminate automatically in the event of their “assignment,” as defined by the 1940 Act and the rules thereunder.

In consideration of the management and administrative services provided by the Adviser to the Fund, the Fund pays, out of the Fund’s assets, the Adviser a management fee (“Management Fee”) at the annual rate of 0.40% of the Fund’s net asset value. The Adviser pays a sub-advisory fee to the Sub-Adviser out of the Management Fee.

A discussion of the factors considered by the Board of Trustees in approving the Investment Advisory Agreement and the Investment Sub-Advisory Agreement is set forth in the Fund’s annual report to Shareholders for the fiscal year ended March 31, 2026.

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Distributor

iCapital Markets LLC serves as the Fund’s Distributor pursuant to the Distribution Agreement. The principal office of the Distributor is located at 60 East 42nd Street, 26th Floor, New York, New York 10165. Under the Distribution Agreement, the Distributor, as agent of the Fund, agrees to use its best efforts as Distributor of the Fund’s Shares. Under the Distribution Agreement, the Distributor is authorized to retain brokers, dealers and certain financial advisors for distribution services and to provide ongoing investor services and account maintenance services to Shareholders. The Distributor has entered into a dealer agreement with the Selling Agent, which is affiliated with the Sub-Adviser. The Selling Agent has agreed to participate in the distribution of the Shares as the exclusive selling agent for the Fund. The Selling Agent may utilize the services of certain of its broker-dealer affiliates for distribution of the Shares in certain jurisdictions. The Distribution Agreement continues in effect so long as such continuance is approved at least annually by the Board of Trustees, including a majority of those Trustees who are not parties to the Distribution Agreement nor interested persons of any such party. For the fiscal period ended March 31, 2026, the Fund paid $0 in brokerage commissions.

Licensing

The Fund has entered into a licensing agreement (the “Licensing Agreement”) with Morgan Stanley Smith Barney LLC (“Morgan Stanley”), pursuant to which Morgan Stanley has granted the Fund a license to use certain trade names, trademarks and/or service marks (the “Marks”) in connection with (i) the offering, marketing and promotion of the Fund and (ii) related disclosure. The Marks remain the sole and exclusive property of Morgan Stanley and, under certain circumstances, Morgan Stanley may terminate the Licensing Agreement and prohibit the Fund from using the Marks.

Other Accounts Managed by the Portfolio Managers

The following table shows information regarding accounts (other than the Fund) managed by each named portfolio manager as of March 31, 2026:

				Total Assets in
			Number of	Accounts Subject
			Accounts Subject	to a Performance-
		Total Assets in	to a Performance-	Based Advisory
	Number of	Accounts	Based Advisory	Fee
Brandon Dees	Accounts	($ million)	Fee	($ million)
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

				Total Assets in
			Number of	Accounts Subject
			Accounts Subject	to a Performance-
		Total Assets in	to a Performance-	Based Advisory
	Number of	Accounts	Based Advisory	Fee
Taylor Kirkpatrick	Accounts	($ million)	Fee	($ million)
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

Securities Ownership of Portfolio Managers

As of March 31, 2026, the dollar range of securities beneficially owned by the portfolio managers in the Fund is shown below:

Brandon Dees	0

Taylor Kirkpatrick	0

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Portfolio Manager Compensation Structure

The Sub-Adviser’s compensation structure is based on a total reward system of base salary and incentive compensation, which is paid either in the form of cash bonus, or for employees meeting the specified deferred compensation eligibility threshold, partially as a cash bonus and partially as mandatory deferred compensation. Deferred compensation granted to employees is generally granted as a mix of deferred cash awards and equity-based awards in the form of stock units. The portion of incentive compensation granted in the form of a deferred compensation award and the terms of such awards are determined annually by the Compensation, Management Development and Succession Committee of the Morgan Stanley Board of Directors.

Base salary compensation. Generally, portfolio managers receive base salary compensation based on the level of their position with the Sub-Adviser.

Incentive compensation. In addition to base compensation, portfolio managers may receive discretionary year-end compensation.

Incentive compensation may include:

●	Cash Bonus

●	Deferred Compensation

o	A mandatory program that defers a portion of incentive compensation into restricted stock units or other awards based on Morgan Stanley common stock or other plans that are subject to vesting and other conditions

●	401(k) Match

Base salary and discretionary bonus are not based on Fund performance or assets under management.

Proxy Voting Policies and Procedures and Proxy Voting Record

Investments in the Portfolio Funds do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with listed equity securities. On occasion, however, the Fund may receive notices or proposals from the Portfolio Funds seeking the consent of or voting by holders (“proxies”). Under certain circumstances, to satisfy certain regulatory requirements the Fund will waive its right to vote on such matters. In the event the Fund has not waived such right to vote, it has delegated any voting of proxies in respect of portfolio holdings to the Adviser to vote the proxies in accordance with the Adviser’s proxy voting guidelines and procedures. In general, the Adviser believes that voting proxies in accordance with the policies described below will be in the best interests of the Fund.

The Adviser will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Adviser will generally vote in favor of management or investor proposals that the Adviser believes will maintain or strengthen the shared interests of investors and management, increase value for investors and maintain or increase the rights of investors. On non-routine matters, the Adviser will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Fund. In exercising its voting discretion, the Adviser will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Adviser, the Adviser will make written disclosure of the conflict to the Independent Trustees indicating how the Adviser proposes to vote on the matter and its reasons for doing so.

The Fund may hold its interests in the Portfolio Funds in non-voting form. Where only voting securities are available for purchase by the Fund, the Fund may seek to create by contract the same result as owning a non-voting security.

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Third-Parties

To assist in its responsibility for voting proxies, the Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping services. The Board of Trustees would carefully monitor and supervise the services provided by any Research Providers.

Further Information

For a copy of the Fund’s proxy policy, see Annex A to this SAI. A copy of the Fund’s proxy policy is also available on the SEC’s website at www.sec.gov. Information regarding how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 will be available (i) without charge, upon request, by calling 877-562-1686; (ii) on or through the Fund’s website at www.morganstanleypmax.com without charge; and (iii) on the SEC’s website at www.sec.gov.

CONFLICTS OF INTEREST

The Adviser and the Sub-Adviser

The Adviser, the Sub-Adviser and certain of their respective affiliates provide or may provide investment advisory and other services to various entities. The Adviser, the Sub-Adviser and certain of their investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Adviser, the Sub-Adviser and each of their respective affiliates, “Other Accounts”). The Fund has no interest in these activities. As a result of the foregoing, the Adviser, the Sub-Adviser and the investment professionals who, on behalf of the Adviser and the Sub-Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Adviser or the Sub-Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Adviser or the Sub-Adviser, as applicable, will commit the Fund’s assets. There also may be circumstances under which the Adviser or the Sub-Adviser will consider participation by Other Accounts in investment opportunities in which the Adviser or the Sub-Adviser, as applicable, does not intend to invest on behalf of the Fund, or vice versa.

Additionally, the other clients of the Adviser, the Sub-Adviser or their respective affiliates may, subject to applicable law, hold securities, loans or other instruments of an issuer in a different class or a different part of the capital structure than securities, loans or other instruments of such issuer held directly or indirectly by the Fund. As a result, another client may pursue or enforce rights or activities or vote on certain matters, or refrain from pursuing or enforcing rights or activities or voting on certain matters, on behalf of its own account, which could have an adverse effect on the Fund. Conversely, the Adviser or the Sub-Adviser, as applicable, may determine not to pursue or enforce rights or activities available to the Fund that might be unfavorable to such other client or may determine not to vote on certain matters, on behalf of the Fund, in a manner that might be unfavorable to such other client, including by abstaining from the relevant vote or voting in line with other similarly situated investors.

The Adviser may compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof (“financial intermediaries”), including a broker/dealer affiliate of the Sub-Adviser that is expected to serve as the exclusive sub-distributor for the Fund upon the commencement of its offering of Shares, in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall net asset value of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. The Selling Agent may also charge investors, at its discretion, an upfront commission based on the purchase price of Shares purchased by the investor. As a result of the various payments that the Selling Agent and its affiliates receive from investors and the Adviser, the amount of compensation that the Selling Agent and its affiliates receive in connection with the sale of Shares likely will be greater than the compensation they receive for the distribution of other investment products. This difference in compensation creates an incentive for the Selling Agent to recommend the Fund over another investment product.

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The Selling Agent may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Adviser, the Sub-Adviser, Portfolio Funds or portfolio companies or investment vehicles sponsored or managed by the Adviser, the Sub-Adviser or their respective affiliates or a Portfolio Fund Manager may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with, or (iii) otherwise convey benefits through commercial activities to, the Selling Agent or its affiliates. As such, certain conflicts of interest may exist between such persons and the Selling Agent. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

The Selling Agent and its affiliates may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or a Portfolio Fund. Such entities may compete with the Fund or the Portfolio Fund for investment opportunities and may invest directly in such investment opportunities. The Selling Agent and its affiliates may invest in a Portfolio Fund or a portfolio company and may do so on terms that are more favorable than those of the Fund.

The Selling Agent also will often serve as distributor for a Portfolio Fund in which the Fund invests and will receive compensation in connection with the distribution of such Portfolio Funds to other investors. Such compensation will be distinct from the compensation described above in relation to the Fund. The Selling Agent may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements create an incentive for the Selling Agent to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.

The Selling Agent or its affiliates may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests that may conflict with those of the Fund or a Portfolio Fund. The Selling Agent or its affiliates may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, a Portfolio Fund or a portfolio company. The Selling Agent may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, a Portfolio Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, interfund lending servicer, fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund or a Portfolio Fund may have publicly or privately traded securities in which the Selling Agent or its affiliates are investors or make a market. The trading activities of the Selling Agent or its affiliates generally will be carried out without reference to positions held by the Fund or a Portfolio Fund and may have an effect on the value of the positions so held, or may result in the Selling Agent or its affiliates having an interest in the issuer adverse to the Fund or the Portfolio Fund. The Selling Agent or its affiliates are not prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or a Portfolio Fund has an interest.

The Selling Agent or its affiliates may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or a Portfolio Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Portfolio Fund, including with respect to fees and the right to receive information.

The Adviser, the Sub-Adviser and/or their respective affiliates may advise funds that may invest in other funds advised by a Portfolio Fund Manager, or which has other relationships with a Portfolio Fund Manager.

Set out below are practices that the Adviser and/or the Sub-Adviser may follow. Although the Adviser anticipates that the Portfolio Fund Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that a Portfolio Fund Manager will abide by, and comply with, its stated practices. A Portfolio Fund Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Portfolio Funds.

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Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser and/or the Sub-Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or a Portfolio Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser and/or the Sub-Adviser, or by the Adviser and/or the Sub-Adviser for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Portfolio Fund Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or a Portfolio Fund.

Other Matters

A Portfolio Fund Manager may, from time to time, cause a Portfolio Fund to effect certain principal transactions in securities with one or more Portfolio Fund Manager Accounts, subject to certain conditions. Future investment activities of the Portfolio Fund Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser, the Sub-Adviser and their respective affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Adviser or the Sub-Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser, the Sub-Adviser and their respective affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

Selection of Portfolio Fund Managers

Currently, the Fund’s universe of investable strategies is limited to the Portfolio Funds on the MS Platform. The Sub-Adviser may at any time determine not to allocate the Fund’s assets to Portfolio Funds on the MS Platform and, instead, may determine to allocate its assets to funds that are not on the MS Platform.

Under normal circumstances, the Sub-Adviser intends to limit the universe of investable strategies to only those Portfolio Funds whose Portfolio Fund Managers agree to provide Revenue Sharing Payments (as defined below) to the Distributor and/or its affiliates. Notwithstanding the revenue sharing arrangements, the Adviser and Sub-Adviser act as fiduciaries of the Fund when selecting investments for the Fund.

Because the Fund proposes to allocate assets to interests in the Portfolio Funds sponsored or managed by the Portfolio Fund Managers, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which a Portfolio Fund Manager and its affiliates are engaged.

A Portfolio Fund Manager’s affiliates will not act as “underwriter” or “principal underwriter” of the Fund’s securities, as those terms are defined in the 1940 Act. A Portfolio Fund Manager may use its own resources to make payments to the Distributor and/or its affiliates in respect of the Fund’s investment in the Portfolio Fund.

Subject to certain conditions and limitations, each of the Portfolio Fund Managers has agreed to provide the Adviser and the Sub-Adviser with certain types of information and access to interests in Portfolio Funds, pursuant to agreements, to help enable the Adviser and the Sub-Adviser to invest the Fund’s assets in accordance with its strategy.

Each of the Portfolio Fund Managers provides investment advisory services to funds in addition to those in which the Fund may invest, and their respective investment professionals may also provide investment and financial services for their proprietary accounts as well. Accordingly, each of the Portfolio Fund Managers may have financial interests that diverge from those of the Portfolio Funds and conflicts of interest may arise in terms of their allocation of investment opportunities as well as their professional time between such managed Portfolio Funds and other clients and personal accounts.

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Each of the Portfolio Fund Managers is engaged in a broad spectrum of activities including sponsoring and managing private Portfolio Funds and other activities. Those activities may present conflicts of interest if other Portfolio Funds either compete for the same investment opportunity or pursue investment mandates counter to each other.

It is expected that Portfolio Fund Managers will use their own resources to compensate the Distributor and/or its affiliates (“Revenue Sharing Payments”) in respect of the Fund’s investment in the Portfolio Funds. Under normal circumstances, the Sub-Adviser intends to select only Portfolio Funds whose Portfolio Fund Managers agree to pay such compensation. This limits the availability of investable strategies for the Fund and could result in the Fund not participating in investment opportunities that could benefit the Fund.

In addition, since the Selling Agent is an affiliate of the Sub-Adviser, the sub-advisory fee the Sub-Adviser will receive from the Adviser provides the Selling Agent with an incentive to favor the sale of the Fund over other investment products.

U.S. FEDERAL INCOME TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular Shareholder or to Shareholders who may be subject to special treatment under U.S. federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not “United States Persons” (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective Shareholders and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY PORTFOLIO FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Qualification as a Regulated Investment Company; Tax Treatment

The Fund has qualified and elected, and intends to qualify in the future, to be treated as a RIC under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to Shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt income for the Fund’s taxable year, the Fund will not be subject to U.S. federal corporate income taxes on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (i.e., the excess of the net long-term capital gains over net short-term capital losses) to Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.

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In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year in an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one- year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.

In order to qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).

For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Portfolio Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Portfolio Funds. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by the Fund and such Portfolio Funds.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such taxable year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, for the taxable year in which the RIC would have failed the gross income test absent the application of the above cure provision, a tax would be imposed on the RIC equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the regular corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

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If before the end of any taxable quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Portfolio Funds.

While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at the regular corporate rate without any deduction for distributions made to Shareholders, and the Fund generally would not be required to make any distributions unless certain other restrictions were to apply to require distributions. In addition, all distributions (including distributions of net capital gain) made to Shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions

The Fund intends to make distributions necessary to maintain its ability to be subject to tax as a regulated investment company under the Code and to avoid the imposition of corporate-level U.S. federal income tax. As such, the Fund intends to declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least annually, and in a manner consistent with the provisions of the Code and the 1940 Act. After the end of each calendar year, Shareholders subject to information reporting will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year.

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on any distributions that they receive from the Fund. Distributions from net investment income and net short-term capital gain generally will be characterized as ordinary income (which generally cannot be offset with capital losses from other sources), and, to the extent attributable to dividends from U.S. corporations, may be eligible for a dividends-received deduction for Shareholders that are corporations, provided the Shareholder satisfies the applicable holding period and other requirements. Further, to the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income,” which is generally subject to tax at rates equivalent to long-term capital gain tax rates, by Shareholders that are individuals, provided the Shareholder satisfies the applicable holding period and other requirements. Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the Shareholder and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” However, if the Shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the Shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions. Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital to the extent of (and in reduction of) a Shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below in “Income from Repurchases and Transfers of Shares,” if a repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased. In such case, the tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be added to the basis of any remaining Shares held by the Shareholder.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

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Individuals (and certain other non-corporate entities) are generally eligible for a 20% deduction with respect to taxable ordinary dividends from REITs. Treasury regulations allow regulated investment companies to pass-through the deduction with respect to taxable ordinary dividends from REITs to shareholders.

The tax treatment of the Fund’s distributions from net investment income and capital gains generally will be the same whether the Shareholder takes such distributions in cash or reinvests them to buy additional Shares.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at the regular corporate rate on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains to its Shareholders, which will be treated as if each Shareholder received a distribution of his or her pro rata share of such gain, with the result that each Shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

An additional 3.8% tax will be imposed in respect of the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts to the extent such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain.

Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.

Income from Repurchases and Transfers of Shares

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase may constitute a dividend to the Shareholder to the extent of such Shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a dividend from the Fund, and Foreign Shareholders may be subject to withholding taxes on repurchase proceeds that are treated as a dividend from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing shares of the Fund.

If the repurchase or transfer of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the Shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for one year or less.

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Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase or transfer of the Shares. If disallowed, the loss will be reflected as an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.

If the repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase or transfer may not be changed after the valuation date established by the Fund in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase that qualifies for “sale or exchange” treatment.

If a Shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder that is not an S corporation), the Shareholder must file with the IRS a disclosure statement on an IRS Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

Other Considerations

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company. Certain expenses of nonpublicly offered regulated investment companies, including the Management Fee, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as individuals (thus, for example, a qualified pension plan would not be subject to this rule). Such a Shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the Shareholder and will generally not be deductible by the Shareholder. A “nonpublicly offered regulated investment company” is a RIC whose equity interests are neither (i) continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended), (ii) regularly traded on an established securities market, nor (iii) held by at least 500 persons at all times during the taxable year.

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Fund Investments

It is intended that the Fund will invest a portion of its assets in Portfolio Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Portfolio Funds (including in circumstances where investments by the Portfolio Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Some of the income that the Fund may earn directly or through a Portfolio Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. In such case, the Fund may have to dispose of interests in Portfolio Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Portfolio Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders. The Fund’s subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

If the Fund uses debt financing, the Fund may be prevented by financial covenants contained in the Fund’s debt financing agreements from making distributions to Shareholders in certain circumstances. In addition, under the 1940 Act’s Asset Coverage Requirement, the Fund is generally not permitted to make distributions to Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Types of Investments and Related Risks — Direct Investment Related Risks — Leverage Utilized by the Fund.” Limits on the Fund’s distributions to Shareholders may prevent the Fund from satisfying the distribution requirements and, therefore, may jeopardize the Fund’s qualification for taxation as a RIC or subject the Fund to the excise tax. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by (1) the illiquid nature of the Fund’s portfolio and/or (2) other requirements relating to the Fund’s qualification as a RIC, including the diversification requirements. If the Fund disposes of assets in order to meet the distribution requirements, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

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Hedging and Derivative Transactions

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.

Offsetting positions held by the Fund, or the Portfolio Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Portfolio Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Portfolio Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Portfolio Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or possibly a Portfolio Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Portfolio Fund, enters into the Contract or acquires the underlying property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund, or possibly a Portfolio Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-through entities (including other RICs, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-through entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Department of the Treasury (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-through entities.

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Under Rule 18f-4, the Fund’s trading of derivatives and other transactions that create future payment or delivery obligations, if any, is subject to value-at-risk (“VaR”) leverage limits and derivatives risk management program and reporting requirements, unless the Fund satisfies a “limited derivatives users” exception. Under the rule, when the Fund trades reverse repurchase agreements or similar financing transactions, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether the Fund satisfies the limited derivatives users exception, but for funds subject to the VaR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not.

The rules under the Commodity Exchange Act (“CEA”) require that the Adviser either operate within certain guidelines and restrictions with respect to the Fund’s use of futures, options on such futures, commodity options and certain swaps, or be subject to registration with the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”) with respect to the Fund or be required to operate the Fund in compliance with certain disclosure, reporting, and recordkeeping requirements. The Adviser has elected to claim an exclusion from the definition of CPO with respect to the Fund. If the Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

Passive Foreign Investment Companies and Controlled Foreign Corporations

The Fund may indirectly hold equity interests in non-U.S. Portfolio Funds and/or non-U.S. portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a non-U.S. entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in its income each taxable year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be available to the Fund with respect to many PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such loss did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above).

Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

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If the Fund holds (directly, indirectly or by attribution) 10% or more (by vote or value) of the interests treated as equity for U.S. federal income tax purposes in a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (i.e., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (directly, indirectly or by attribution) 10% or more of the combined value or voting power of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.

Under Treasury regulations, income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, Shareholders and prospective Shareholders should consider the potential state and local tax consequences associated with an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders will generally be taxable in their state of residence with respect to their income or gains earned and distributed by the Fund as dividends for U.S. federal income tax purposes, or the amount of their investment in the Fund.

Foreign Taxes

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its Shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

Information Reporting and Backup Withholding

Information returns will generally be filed with the IRS in connection with distributions made by the Fund to Shareholders unless Shareholders establish they are exempt from such information reporting (e.g., by properly establishing that they are classified as corporations for U.S. federal tax purposes). Additionally, the Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”), generally on an IRS Form W-9, or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS.

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U.S. Federally Tax-Exempt Shareholders

Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the U.S. federally tax-exempt Shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A U.S. federally tax-exempt Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

The foregoing discussion does not address all of the U.S. federal income tax consequences that may be applicable to a tax- exempt Shareholder as a result of an investment in the Fund. For example, for taxable years beginning before December 31, 2025, certain tax-exempt private universities should be aware that they are subject to a 1.4% excise tax on their “net investment income” that is not otherwise taxed as UBTI, including income from interest, dividends and capital gains. Tax legislation enacted in July of 2025 has modified these rules to, among other changes, implement a tiered excise tax rate and increase the maximum excise tax rate to 8% for taxable years beginning after December 31, 2025. Tax-exempt investors should consult with their tax advisors regarding an investment in the Fund.

Foreign Shareholders

U.S. taxation of a Shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (each, a “Foreign Shareholder”) as defined in the Code, depends on whether the income derived by the Foreign Shareholder from the Fund is “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder. The Fund is a corporation for U.S. federal income tax purposes. Under current law, a Foreign Shareholder should not be considered to be engaged in the conduct of a business in the United States solely by reason of its investment in the Fund.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the Foreign Shareholder), which tax is generally withheld from such distributions. Dividend distributions that the Fund properly reports as attributable to certain U.S. source interest income and/or short-term capital gains derived by the Fund generally will, however, be exempt from such withholding tax. Furthermore, capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains generally will not be subject to U.S. tax at the rate of 30% (or lower treaty rate), unless the Foreign Shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. In order to qualify for any reduction or exemption from U.S. withholding tax, a Foreign Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.

Any capital gain that a Foreign Shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless, in the case of a Foreign Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Foreign Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. A repurchase of Shares may be subject to U.S. federal income tax withholding to the extent such repurchase is treated as a “dividend” as described above.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are reported by the Fund as undistributed capital gains, and any gains realized upon a repurchase of Shares or otherwise upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Foreign Shareholders may also be subject to the branch profits tax imposed by the Code.

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In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the Foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption in the manner discussed above. In addition, dividend reinvestments will be made net of any applicable U.S. withholding taxes.

The tax consequences to a Foreign Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Account Tax Compliance Act

The Fund is required under the Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code to withhold U.S. tax (at a 30% rate) on payments of dividends made to certain non-U.S. entities (including financial intermediaries) that fail to comply (or are not deemed compliant) with extensive reporting and withholding requirements designed to inform the Treasury of U.S.-owned foreign investment accounts unless various U.S. information reporting and diligence requirements (that are in addition to and significantly more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (e.g., IRS Form W-8BEN)) and certain other requirements have been satisfied. The information required to be reported includes the identity and taxpayer identification number of each account holder and transaction activity within the holder’s account. Persons located in jurisdictions that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Other Taxation

The foregoing represents a summary of the general tax rules and considerations affecting Shareholders and the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, which may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those sections of this SAI and the Prospectus regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, individual retirement account (“IRA”), Keogh plan, or other plan or arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, including any entity whose assets are considered “plan assets” (each of the foregoing, a “Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to Plans that are subject to ERISA (an “ERISA Plan”), including prudence, diversification, an obligation not to engage in prohibited transactions, and other requirements. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “U.S. Federal Income Tax Aspects,” above), and the projected return of the Fund relative to the ERISA Plan’s funding objectives.

Investors purchasing Shares through an ERISA Plan may obtain additional information regarding the ERISA Plan from their plan sponsor.

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Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. For this reason, the Adviser will therefore not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

Certain prospective Plan investors may currently maintain relationships with the Adviser, Sub-Adviser or one or more Portfolio Fund Managers in which the Fund invests, or with other entities that are affiliated with the Adviser, Sub-Adviser or such Portfolio Fund Managers. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person with respect to any Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits and the Code penalizes the use of a Plan’s assets for the benefit of a party in interest or disqualified person, and also prohibits (and penalizes) a Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan Shareholders should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code.

Employee benefit plans which are not subject to ERISA or the related provisions of the Code may be subject to other rules governing such plans. Fiduciaries of employee benefit plans which are not subject to ERISA, whether or not subject to Section 4975 of the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE FUND’S SALE OF SHARES TO ANY PLAN IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER, THE SUB-ADVISER OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

ADMINISTRATOR

The Fund has retained the Administrator, Ultimus Fund Solutions, LLC (“Ultimus”) whose principal business address is 80 Arkay Drive, Hauppauge, NY 11788, to provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator is responsible, directly or through its agents, for, among other things, certain administration, accounting and investor services for the Fund. The Administrator may retain third parties, including its affiliates or those of the Adviser, to perform some or all of these services. In consideration for these services, the Fund pays the Administrator a monthly administration fee (“Administration Fee”) based on the average net assets of the Fund (subject to certain minimums), and will reimburse the Administrator for reasonable out-of-pocket expenses. The Administration Fee is based on the Fund’s month-end assets and is subject to annual minimums.

Under the Administration Agreement, the Fund has agreed to indemnify and hold the Administrator harmless from and against any and all losses, damages, costs, charges, reasonable attorney or consultant fees, payments, expenses and liability arising out of or attributable to the Fund’s refusal or failure to comply with the terms of the Administration Agreement, breach of any representation or warranty made by the Fund contained in the Administration Agreement, or which arise out of the Fund’s lack of good faith, gross negligence or willful misconduct with respect to the Fund’s performance under or in connection with the Administration Agreement.

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CUSTODIAN AND TRANSFER AGENT

UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Boulevard, Kansas City, MO 64106.

Ultimus serves as Transfer Agent with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of, Shares. Ultimus’s principal business address is 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 300 Madison Avenue, New York, NY 10017-6204.

DISTRIBUTOR

iCapital Markets LLC serves as the distributor of the Fund’s Shares pursuant to the Distribution Agreement. The principal office of the Distributor is located at 60 East 42nd Street, 26th Floor, New York, New York 10165.

LEGAL COUNSEL

Dechert LLP, New York, New York, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of June 30, 2026, and based on statements publicly filed with the SEC, no persons owned of record or beneficially 5% or more of the Class A or Class I outstanding Shares of the Fund.

REPORTS TO SHAREHOLDERS

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will prepare and transmit to its Shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period also will be sent to the Fund’s Shareholders.

FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on March 31. The 12-month period ending September 30 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

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FINANCIAL STATEMENTS

The audited financial statements and the associated report of the Independent Registered Public Accounting Firm contained in the Fund’s 2026 Annual Report are hereby incorporated by reference. The audited financial statements in the Fund’s Annual Report have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. No other parts of any Annual Report are incorporated by reference herein.

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ANNEX A

iCAPITAL FUND ADVISORS LLC PROXY VOTING

14           CORPORATE ACTIONS AND PROXY VOTING POLICY

14.1        Introduction

Rule 206(4)-6 of the Advisers Act (the “Proxy Rule”) requires a registered investment adviser that exercises voting authority with respect to client securities to: (i) adopt written policies reasonably designed to ensure that the investment adviser votes in the best interest of its clients and addresses how the investment adviser will deal with material conflicts of interest that may arise between the investment adviser and its clients; (ii) disclose to its clients information about such policies and procedures; and (iii) upon request provide information on how proxies were voted.

14.2        Corporate Action and Proxy Voting Policy

iCapital’s advisory services primarily include identifying underlying private equity and hedge fund managers with whom to invest the assets of its Private Access Funds or identifying sub- advisors to assist iCapital in managing the Direct Portfolio Funds, and therefore does not expect to vote proxies. Nevertheless, iCapital’s policy is to comply with the Proxy Rule and act solely in the best interest of the Client when exercising its voting authority. iCapital determines whether and how to vote corporate actions and proxies on a case-by-case basis and will apply the following guidelines, as applicable:

●	iCapital will attempt to consider all aspects of the vote that could affect the value of the issuer or that of the Client.

●	iCapital will vote in a manner that it believes is consistent with the Client’s stated objectives.

●	iCapital will generally vote in accordance with the recommendation of the issuing company’s management on routine and administrative matters, unless the Firm has a particular reason to vote to the contrary.

14.3        Conflicts of Interest

iCapital will not put its own interests ahead of those of any Client and will resolve any possible conflicts between its interests and those of the Client in favor of the Client. In the event that a potential conflict of interest arises, iCapital will vote on a case-by-case basis and undertake the following analysis.

A conflict of interest will be considered material to the extent that it is determined that the conflict has the potential to influence the Firm’s decision making in voting the proxy. If such a material conflict is deemed to exist, iCapital will refrain completely from exercising its discretion with respect to voting the proxy and will instead refer that vote to an outside service for its independent consideration. If it is determined that any such conflict or potential conflict is not material, iCapital may vote the proxy.

14.4        Voting Information and Recordkeeping

Under the Books and Records Rule, iCapital must retain:

●	its voting policies and procedures;

●	corporate action and proxy statements received;

●	records of votes cast;

●	records of its investor’s requests for voting information; and

●	any documents prepared by iCapital that were material to making a decision on how to vote.

All votes will be documented and maintained by the CCO.

14.5        Operating Procedures and Compliance Review

iCapital’s advisory services primarily include identifying underlying private equity and hedge fund managers with whom to invest the assets of its Private Access Funds or identifying sub- advisors to assist iCapital in managing the Direct Portfolio Funds, and therefore, does not expect to vote proxies. Nevertheless, should there be an occasion to vote a proxy, iCapital will vote proxies manually as it deems necessary or appropriate, on a case by case basis. Prior to voting, the CCO will decide as to whether a material conflict of interest exists and will either resolve the conflict or refer the proxy vote to an outside service for its independent consideration. The CCO will conduct a periodic review of the proxy voting records to ensure that proxies are properly voted and records are appropriately maintained.

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

Part A: The audited financial highlights of the Registrant contained in the Registrant’s annual report for the fiscal year ended March 31, 2026 is incorporated by reference in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s annual report to Shareholders for the fiscal year ended March 31, 2026 filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

(2)	Exhibits:

(a)(1)	Certificate of Trust (1)
(a)(2)	Certificate of Amendment to Certificate of Trust (7)
(a)(3)	Initial Declaration of Trust (1)
(a)(4)	Amended and Restated Declaration of Trust (2)
(b)	By-Laws (2)
(c)	Not Applicable.
(d)	Multiple Class Plan Pursuant to Rule 18f-3 (2)
(e)	Dividend Reinvestment Plan (2)
(f)	Not Applicable.
(g)(1)	Amended and Restated Investment Management Agreement (4)
(g)(2)	Amended and Restated Investment Sub-Advisory Agreement (4)
(h)	Distribution Agreement (2)
(i)	Not Applicable.
(j)(1)	Custody Agreement between UMB Bank, N.A. and the Registrant (2)
(k)(1)	Master Services Agreement between Ultimus Fund Solutions, LLC and the Registrant (2)
(k)(2)	Amended and Restated Expense Reimbursement Agreement (7)
(k)(3)	Organizational and Initial Offering Expense Reimbursement Agreement (5)
(k)(4)	Amended and Restated Organizational and Initial Offering Expense Reimbursement Agreement (4)
(k)(5)	Amended and Restated Distribution and Service Plan (4)
(k)(6)	Form of Fund of Funds Investment Agreement (2)
(l)	Opinion and Consent of Dechert LLP (7)
(m)	Not Applicable.
(n)	Consent of Independent Registered Public Accounting Firm (7)
(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)(1)	Code of Ethics of the Registrant (2)
(r)(2)	Code of Ethics of the Adviser and Distributor (2)
(r)(3)	Code of Ethics of the Sub-Adviser (4)
(s)(1)	Powers of Attorney for Mark Gersten, Anita Krug, Christopher Russell and Nicholas Veronis (3)
(s)(2)	Filing Fee Exhibit (4)

(1) Previously filed on April 7, 2025 with Registrant’s Registration Statement on Form N-2 (File No. 811-24074) and incorporated by reference herein.

(2) Previously filed on June 23, 2025 with Registrant’s Registration Statement on Form N-2 (File No. 811-24074) and incorporated by reference herein.

(3) Previously filed on December 23, 2025 with Registrant’s Registration Statement on Form N-2 (File No. 811-24074) and incorporated by reference herein.

(4) Previously filed on April 2, 2026 with Registrant’s Registration Statement on Form N-2 (File No. 811-24074) and incorporated by reference herein.

(5) Previously filed on April 24, 2026 with Registrant’s Registration Statement on Form N-2 (File No. 811-24074) and incorporated by reference herein.

(6) Previously filed on April 29, 2026 with Registrant’s Registration Statement on Form N-2 (File No. 811-24074) and incorporated by reference herein.

(7) Filed herewith.

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ITEM 26.	MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in the prospectus that forms a part of this Registration Statement is incorporated herein by reference.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Printing	$22,000
Accounting fees and expenses	$30,000
Legal fees and expenses	$646,978
Miscellaneous	$0
Total	$698,978

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by iCapital Fund Advisors LLC (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware in 2024. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of holders of securities of the Registrant as of June 30, 2026:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	6,639
Shares of Beneficial Interest, Class I	1,955

ITEM 30.	INDEMNIFICATION

Reference is made to Section 8 of Registrant’s Amended and Restated Declaration of Trust filed as Exhibit (2)(a)(4) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

Registrant, in conjunction with the Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains the required accounting related and financial books and other records of the Registrant at 80 Arkay Drive, Hauppauge, NY 11788.

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ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1)	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) not applicable;

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

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(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not Applicable.

(5)	Not Applicable.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Morgan Stanley Private Markets and Alternatives Fund – Balanced certifies that this Post-Effective Amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and Morgan Stanley Private Markets and Alternatives Fund – Balanced has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 29th day of July, 2026.

Morgan Stanley Private Markets and Alternatives Fund – Balanced

/s/ Nicholas Veronis
By:	Nicholas Veronis
Title:	Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark D. Gersten*
Mark D. Gersten /s/ Anita K. Krug*	Trustee	July 29, 2026
Anita K. Krug /s/ Christopher Russell*	Trustee	July 29, 2026
Christopher Russell /s/ Nicholas Veronis	Trustee	July 29, 2026
Nicholas Veronis /s/ Indira Mahadeo	Trustee, Principal Executive Officer and President	July 29, 2026
Indira Mahadeo	Treasurer, Principal Financial Officer and Principal Accounting Officer	July 29, 2026

*By:	/s/ Nicholas Veronis
Nicholas Veronis
Attorney-in-Fact
(Pursuant to Powers of Attorney previously filed)

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EXHIBIT INDEX

(a)(2)	Certificate of Amendment to Certificate of Trust
(k)(2)	Amended and Restated Expense Reimbursement Agreement
(l)	Opinion and Consent of Dechert LLP
(n)	Consent of Independent Registered Public Accounting Firm

6